

COMMUNITY FIRST

Expect more from your bank.

COUNTIES SERVED

MAURY

HICKMAN

RUTHERFORD

WILLIAMSON

COMMUNITY FIRST

Community First is more than a name. It's our commitment to the neighbors, families and businesses in the areas we serve. It's friendly service, backed by flexible, local decision-making and experienced bankers who care.

It's truly focusing on community. It's financial support for more than 100 local schools and non-profit organizations. It's employees whose volunteer efforts are supported and encouraged – from participating in fundraisers and special events to serving on boards and committees. It's why you are just as likely to see your banker in a walk-a-thon on the weekend as you are to see him in a suit and tie at the bank. It's why you'll sit next to her at a non-profit board meeting, as well as across from her to sign your loan application.

Expect more from your bank. Get more from Community First Bank & Trust.





NEIGHBOR FIRST

Little things make a big difference when it comes to knowing – and looking out for – your neighbor. Things like enjoying a cup of coffee at the local diner, sharing community news over the picket fence or taking a stroll around the block.

At Community First Bank & Trust, we offer more than a complete range of products and services to meet your financial needs and goals. We go the extra mile to provide caring and professional service, delivered by some of the most experienced bankers around. As your neighbor, we take the time to get to know what's important to you and your family. We put you first.

We're taking care of our neighbors with 10 full-service locations in some of Tennessee's fastest growing areas, including our newest office in Thompson's Station. Stop by anytime and let us know how we can help you. After all, that's what good neighbors are there for.


CAFE



TEAM FIRST

When individual players leverage each other's strengths and work together toward a common purpose, you've got a winning team. When it comes to your business, you look for a financial partner – a dependable, flexible teammate who plays by the rules. One who puts the success of the team ahead of individual performance.

At Community First Bank & Trust, you'll find knowledgeable bankers who are committed to helping you and your business succeed. Bring us your game plan and we'll work with you to develop a winning strategy. You'll learn how the right equipment – such as cash management and credit services – can improve your cash flow and your bottom line. When you're ready to grow, we're in the unique position to call the shots locally, giving you the answers you need with no delay.

Community First is a community bank that dares to dream big with you. Put us on your team and come out a winner. We're ready to play.


The
FACTORY
at Franklin



MORTGAGE SERVICES

HOME PURCHASES

NEW HOME CONSTRUCTION

REFINANCING

INVESTMENT SERVICES

FINANCIAL & RETIREMENT PLANNING

BUSINESS RETIREMENT PLANNING

PORTFOLIO REVIEWS

FAMILY FIRST

You put your family above everything else. You plan … you save … you envision. All to make things a little better for your family.

At Community First Bank & Trust, our expert mortgage team is dedicated to helping you afford your dream home with a mortgage that's right for you and your family. Or to help you refinance your mortgage to get better terms or lower payments. You can sleep at night knowing your financing fits your needs.

When it comes to long-range planning, our Community First Investment Services Group advisers can set you on a path to financial security. Whether you are looking to build wealth or preserve it for future generations, you can trust our advisers to keep your individual goals and comfort level in mind.

Community. Neighbor. Team. Family. You. Community First wants to be your full-service financial partner … today and for all the tomorrows yet to come.

Securities and investment advisory services are offered through VSR Financial Services, Inc., a registered investment adviser and Member FINRA/SIPC. Community First Investment Services Group is independent of VSR.

*Investment Products are: * NOT FDIC INSURED * NOT GUARANTEED BY THE BANK * MAY LOSE VALUE-NOT A DEPOSIT * NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY * SUBJECT TO RISK*





BOARD OF DIRECTORS

From left: **Roger Witherow, Stephen Walker, Dinah C. Vire, Allen Pressnell, Bernard Childress, Marc R. Lively, Dr. Eslick E. Daniel, Vasant Hari, Fred C. White, Randy Maxwell**



EXECUTIVE MANAGEMENT TEAM

From left: **Chuck Isaacs,** Senior Vice President and Chief Lending Officer; **Michael J. Saporito,** Senior Vice President and Chief Operations Officer; **Louis Holloway,** Senior Vice President and Chief Retail Officer; **David McDaniel,** Williamson County President; **Marc R. Lively,** President and CEO; **Carl B. Campbell,** Senior Vice President and Chief Credit Officer; **Ellen Gray,** Vice President, Chief Risk Manager; **Dianne Scroggins,** Vice President and Chief Financial Officer



Main Office
501 S. James Campbell Boulevard
Columbia, TN 38401
Phone (931) 380-2265

Downtown Columbia
601 N. Garden Street
Columbia, TN 38401
Phone (931) 380-1145

Mt. Pleasant
105 Public Square
Mt. Pleasant, TN 38474
Phone (931) 379-3113

Walmart Supercenter
2200 Brookmeade Drive
Columbia, TN 38401
Phone (931) 490-7975

Cool Springs
9045 Carothers Parkway
Franklin, TN 37067
Phone (615) 591-2248

Murfreesboro
1950 Old Fort Parkway
Murfreesboro, TN 37129
Phone (615) 225-6150

Neely's Mill
1412 Trotwood Avenue Lot 3
Columbia, TN 38401
Phone (931) 490-6668

Centerville
314 N. Public Square
Centerville, TN 37033
Phone (931) 729-5181

Lyles
5200 Hwy 100
Lyles, TN 37098
Phone (931) 729-5181

Thompson's Station
4809 Columbia Pike
Thompson's Station, TN 37179
Phone (615) 302-4949

COMMUNITY FIRST, INC.

2008 Annual Report

Our Mission

Community First Bank & Trust will be the premier community financial institution in middle Tennessee. We will have created value for our shareholders, our customers and our employees.

For our shareholders we will have created value by organically growing the institution at an above average asset growth. We will maintain this growth while continuing to increase our return on assets. We will opportunistically pursue and execute acquisitions that enhance shareholder value.

In spite of our growth, we will be seen as the community bank in our markets. This will be accomplished through high quality touch, local decision making and consistency of face. Customers will see us as a community bank.

We will be the employer of choice in our markets. Because of our successes, we will be able to acquire and retain highly talented professional bankers. Above-average results will be expected and rewarded at all levels of the organization. Top to bottom, we will have the best quality employees in middle Tennessee.



FINANCIAL HIGHLIGHTS

ASSETS
[Dollars in Millions]



$128.4
$174.0
$217.4
$257.3
$328.8
$421.4
$636.1
$715.3
2001
2002
2003
2004
2005
2006
2007
2008

DEPOSITS
[Dollars in Millions]



$111.2
$151.8
$195.2
$223.8
$286.2
$366.8
$559.3
$599.3
2001
2002
2003
2004
2005
2006
2007
2008

LOANS
[Dollars in Millions]



$97.3
$133.2
$172.1
$210.8
$259.4
$349.0
$490.6
$570.1
2001
2002
2003
2004
2005
2006
2007
2008

Numbers presented are actual balances as of year end.

FROM THE PRESIDENT



To Our Shareholders:

No one could have predicted the worldwide financial turmoil of 2008. While adverse economic conditions affected the entire economy, the financial services industry especially shouldered intense government scrutiny, public concern and media attention.

However, thanks to our loyal customers and outstanding staff, Community First Inc., ended 2008 with our strong capital base intact. The bank also experienced significant asset growth, with year-end total assets of $715 million, an 11 percent increase over 2007.

Other highlights for 2008 included:
· Improving efficiency and reducing costs by consolidating Hickman County operations into our existing operations center in Columbia.
· Opening our new Thompson's Station office, our 10th full-service location and second in Williamson County.
· Growing to become the 15th largest Tennessee-based bank.

While we are proud of continued growth and overall financial stability, we regret reporting a net income loss for the year. Prior to 2008, we were profitable in all but our first year of operation. The loss was partly due to a decline in real estate and job markets. As a result of diminished credit quality, prudent steps were taken by adding $2 million to the bank's loan loss reserve to cover potential future write offs, which adversely affected 2008 earnings.

Our year-end results are not unique to the financial services industry, but that does not make them acceptable. The bank's management and board of directors are making moves to ensure continued stability, growth and profitability. The federal government's Capital Purchase Plan (CPP), announced in the fall of 2008, lends funds that may be reflected as primary capital on banks' balance sheets. After careful consideration by the board and management team – and subsequent approval from our shareholders – Community First applied for CPP funds and received $17.8 million on Feb. 27, 2009. This increased capital base will support our bank's continued growth along with our ability to provide complete and competitive financial services to individuals, families and businesses.

Entering 2009, I am optimistic about our company's future. Community First Bank & Trust is fortunate to have key elements in place for continued success – great communities in which we are located, a loyal and growing customer base and resourceful employees who are committed to moving your bank forward. Also, we are excited that 2009 marks Community First's 10th anniversary year. I thank our board, management team and employees for their continued diligence as we serve our customers and communities throughout the year … and for decades to come. I thank you, our shareholders, for making these ambitions possible through your investment and confidence in Community First Inc.

Respectfully yours,

Marc R. Lively
President and CEO

COMMUNITY FIRST, INC.

Annual Report to Shareholders

For the Year Ended December 31, 2008

COMMUNITY FIRST, INC.
Columbia, Tennessee

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007

CONTENTS

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING 1

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 2

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS 5

CONSOLIDATED STATEMENTS OF OPERATIONS 6

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY 7

CONSOLIDATED STATEMENTS OF CASH FLOWS 9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 11

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 47

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES 78

BOARD OF DIRECTORS AND MANAGEMENT 81

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Community First, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Community First, Inc.'s internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Community First, Inc.'s management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment we believe that, as of December 31, 2008, the Company's internal control over financial reporting is effective based on those criteria. Community First, Inc.'s independent registered public accounting firm has issued an audit report on Community First, Inc.'s internal control over financial reporting.

March 16, 2009
(Date)

Marc R. Lively,
President and Chief Executive Officer

March 16, 2009
(Date)

Dianne Scroggins,
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Community First, Inc.

We have audited Community First, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control- Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Community First, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Community First, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control- Integrated Framework*. Issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Continued)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Community First, Inc. as of December 31 2008 and 2007 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008, and our report dated March 16, 2009, expressed an unqualified opinion thereon.

Crowe Horwath LLP

Crowe Horwath LLP

Brentwood, Tennessee
March 16, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Community First, Inc.

We have audited the accompanying consolidated balance sheets of Community First, Inc. (the "Company") as of December 31, 2008 and 2007 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community First, Inc. at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Community First, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2009, expressed an unqualified opinion thereon.

Crowe Horwath LLP

Crowe Horwath LLP

Brentwood, Tennessee
March 16, 2009

COMMUNITY FIRST, INC.
CONSOLIDATED BALANCE SHEETS
December 31
(Dollar amounts in thousands, except per share data)

	2008	2007
ASSETS		
Cash and due from financial institutions	$ 11,489	$ 11,913
Federal funds sold	8,322	15,372
Cash and cash equivalents	19,811	27,285
Securities available for sale	76,497	80,933
Loans held for sale	6,107	5,710
Loans	570,113	490,608
Allowance for loan losses	(8,981)	(6,086)
Net loans	561,132	484,522
Restricted equity securities	2,111	1,440
Premises and equipment	18,253	17,256
Goodwill	5,204	4,622
Core deposit and customer relationship intangibles	2,383	2,812
Accrued interest receivable	2,632	3,382
Bank owned life insurance	8,085	3,848
Other real estate owned	8,041	698
Other assets	5,070	3,554
Total assets	$ 715,326	$ 636,062
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Noninterest-bearing	$ 45,848	$ 52,272
Interest-bearing	553,470	507,031
Total deposits	599,318	559,303
Federal Home Loan Bank advances	32,000	11,000
Subordinated debentures	23,000	23,000
Other borrowed money	4,835	510
Accrued interest payable	3,165	4,040
Repurchase agreements	7,000	-
Federal funds purchased	9,000	-
Other liabilities	973	1,036
Total liabilities	679,291	598,889
Commitments and contingent liabilities (Note 14)		
Shareholders' equity		
Common stock, no par value; 5,000,000 shares authorized; 3,208,321 shares issued 2008; 3,168,960 shares issued 2007	27,546	26,695
Preferred stock, 2,500,000 shares authorized 2008, 0 shares issued 2008	-	-
Retained earnings	8,337	10,414
Accumulated other comprehensive income (loss)	152	64
Total shareholders' equity	36,035	37,173
Total liabilities and shareholders' equity	$ 715,326	$ 636,062

See accompanying notes to consolidated financial statements.

COMMUNITY FIRST, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31
(Dollar amounts in thousands, except per share data)

	2008	2007	2006
Interest income			
Loans, including fees	$ 34,713	$ 32,657	$ 24,023
Taxable securities	2,891	2,004	1,307
Tax exempt securities	326	235	209
Federal funds sold and other	321	473	250
Total interest income	38,251	35,369	25,789
Interest expense			
Deposits	18,222	18,545	12,255
Federal Home Loan Bank advances and federal funds purchased	886	1,082	673
Subordinated debentures and other	1,868	979	600
Total interest expense	20,976	20,606	13,528
Net interest income	17,275	14,763	12,261
Provision for loan losses	5,528	1,259	1,018
Net interest income after provision for loan losses	11,747	13,504	11,243
Noninterest income			
Service charges on deposit accounts	2,130	1,644	1,520
Mortgage banking activities	1,025	1,212	666
Net gains on sale of securities	258	19	-
Gain on sale of land	-	-	390
Investment services income	456	312	228
Earnings on bank owned life insurance policies	237	150	138
ATM income	135	119	74
Other customer fees	121	64	39
Other	141	177	70
Total noninterest income	4,503	3,697	3,125
Noninterest expenses			
Salaries and employee benefits	9,049	7,096	5,451
Occupancy expense	1,459	864	550
Furniture and equipment expense	1,013	721	545
Data processing	954	873	684
Advertising and public relations	812	719	509
Audit, accounting and legal	481	368	277
Operational expenses	902	763	476
Regulatory and compliance expenses	445	254	107
ATM expense	463	331	222
Amortization of intangible asset	429	-	-
Other	3,016	2,008	1,632
Total noninterest expenses	19,023	13,997	10,453
Income (loss) before income taxes	(2,773)	3,204	3,915
Income tax (benefits) expense	(1,483)	824	1,113
Net income (loss)	$ (1,290)	$ 2,380	$ 2,802
Earnings (loss) per share			
Basic	$ (0.40)	$ 0.76	$ 0.97
Diluted	(0.40)	0.73	0.94

See accompanying notes to consolidated financial statements.

COMMUNITY FIRST, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years Ended December 31
(Dollar amounts in thousands, except per share data)

	Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2005	2,873,514	$ 17,658	$ 6,503	$ (144)	$ 24,017
Stock offering, net of issuance costs	125,460	3,761	-	-	3,761
Exercise of stock options	16,566	121	-	-	121
Tax benefit arising from the exercised stock options	-	142	-	-	142
Stock based compensation expense					
Restricted stock grants	-	5	-	-	5
Stock options	-	302	-	-	302
Cash dividend declared ($.20 per share)	-	-	(575)	-	(575)
Comprehensive income					
Net income	-	-	2,802	-	2,802
Other comprehensive income					
Change in unrealized gain (loss) on securities available for sale, net of tax effects	-	-	-	82	82
Total comprehensive income					2,884
Balance at December 31, 2006	3,015,540	$ 21,989	$ 8,730	$ (62)	$ 30,657
Stock offering, net of issuance costs	147,630	4,380	-	-	4,380
Exercise of stock options	5,617	61	-	-	61
Tax benefit arising from the exercised stock options	-	12	-	-	12
Stock based compensation expense					
Restricted stock grants	173	22	-	-	22
Stock options	-	231	-	-	231
Cash dividend declared ($.22 per share)	-	-	(696)	-	(696)
Comprehensive income					
Net income	-	-	2,380	-	2,380
Other comprehensive income					
Change in unrealized gain (loss) on securities available for sale, net of tax effects	-	-	-	126	126
Total comprehensive income					2,506
Balance at December 31, 2007	3,168,960	$ 26,695	$ 10,414	$ 64	$ 37,173

See accompanying notes to consolidated financial statements.

(Continued)

COMMUNITY FIRST, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years Ended December 31
(Dollar amounts in thousands, except per share data)

	Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2007	3,168,960	$ 26,695	$ 10,414	$ 64	$ 37,173
Exercise of stock options	22,600	152	-	-	152
Stock based compensation expense					
Restricted stock grants	939	30	-	-	30
Stock options	-	196	-	-	196
Issuance of shares of common stock through dividend reinvestment	2,198	66	-	-	66
Retirement of shares of common stock	(4,133)	(124)	-	-	(124)
Sale of shares of common stock	2,199	64	-	-	64
Stock dividends declared ($0.15 per share)	15,558	467	(467)	-	-
Cash dividend ($0.10 per share)	-	-	(320)	-	(320)
Comprehensive income					
Net income (loss)	-	-	(1,290)	-	(1,290)
Other comprehensive income					
Change in unrealized gain on securities available for sale, net of tax effects	-	-	-	88	88
Total comprehensive income (loss)					(1,202)
Balance at December 31, 2008	3,208,321	$ 27,546	$ 8,337	$ 152	$ 36,035

See accompanying notes to consolidated financial statements.

COMMUNITY FIRST, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31
(Dollar amounts in thousands, except per share data)

	2008	2007	2006
Cash flows from operating activities			
Net income (loss)	$ (1,290)	$ 2,380	$ 2,802
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities			
Depreciation of premises and equipment	1,256	800	505
Amortization and accretion on securities	9	(35)	(3)
Amortization of core deposit and customer relationship intangibles	429	-	-
Provision for loan losses	5,528	1,259	1,018
Deferred income tax benefits	(1,590)	(348)	(429)
Mortgage loans originated for sale	(68,024)	(82,697)	(46,084)
Proceeds from sale of mortgage loans	63,354	82,180	44,659
Gain on sale of loans	(1,025)	(1,212)	(666)
Gain on sale of securities	(258)	(19)	-
Loss on sale of other real estate owned	12	29	25
Other real estate chargeoff	122	-	-
Federal Home Loan Bank stock dividends	(46)	(14)	(43)
Holding losses on loans held for sale	93	-	-
Decrease (increase) in accrued interest receivable	750	(243)	(912)
(Decrease) increase in accrued interest payable	(875)	1,421	1,113
Gain on sale of land	-	-	(390)
Compensation expense under stock based compensation	226	253	307
Earnings on bank owned life insurance policies	(237)	(150)	(138)
Tax benefit on exercise of stock options	-	(12)	(142)
Other, net	(635)	278	(337)
Net cash provided by (used in) operating activities	(2,201)	3,870	1,285
Cash flows from investing activities			
Available for sale securities:			
Sale of securities :			
Mortgage-backed securities	20,202	-	-
Other	1,992	20,289	-
Purchases:			
Mortgage-backed securities	(25,893)	(16,514)	(5,792)
Other	(8,741)	(15,306)	(15,381)
Maturities, prepayments, and calls:			
Mortgage-backed securities	6,461	3,473	1,061
Other	10,816	16,980	13,001
Purchase of restricted equity securities	(655)	(139)	(199)
Redemption of restricted equity securities	30	-	-
Purchase of bank, net of cash acquired (Note 18)	-	(18,460)	-
Net increase in loans	(86,407)	(102,243)	(89,704)
Proceeds from sale of other real estate owned	1,997	81	188
Additions to premises and equipment, net	(2,253)	(4,932)	(4,084)
Purchase of bank owned life insurance policies	(4,000)	-	-
Net cash from investing activities	(86,451)	(116,771)	(100,910)

See accompanying notes to consolidated financial statements.

COMMUNITY FIRST, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31
(Dollar amounts in thousands, except per share data)

	2008	2007	2006
Cash flows from financing activities			
Increase in deposits	40,015	107,846	80,523
Proceeds from Federal Home Loan Bank advances	29,000	17,500	9,000
Payment on Federal Home Loan Bank advances	(8,000)	(19,500)	(4,000)
Proceeds from issuance of subordinated debentures	-	15,000	-
Proceeds from other borrowed money	4,325	8,310	-
Proceeds from federal funds purchased	9,000	-	-
Proceeds from repurchase agreements	7,000	-	-
Payments on other borrowed money	-	(7,800)	-
Proceeds from issuance of common stock	64	4,380	3,761
Proceeds from stock option exercises	152	61	121
Repurchase of common stock	(124)	-	-
Tax benefit on exercise of stock options	-	12	142
Cash paid for dividends	(254)	(696)	(575)
Net cash from financing activities	81,178	125,113	88,972
Net change in cash and cash equivalents	(7,474)	12,212	(10,653)
Cash and cash equivalents at beginning of period	27,285	15,073	25,726
Cash and cash equivalents at end of period	$ 19,811	$ 27,285	$ 15,073
Supplemental disclosures of cash flow information:			
Cash paid during year for:			
Interest	$ 21,851	$ 19,178	$ 12,415
Income taxes	830	1,130	1,470
Supplemental noncash disclosures			
Transfer from loans to other real estate owned	9,474	703	61
Transfer from loans held for sale to portfolio loans	5,298	-	-
Issuance of common stock through dividend reinvestment	66	-	-

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include Community First, Inc. and its wholly-owned subsidiary as of December 31, 2008, Community First Bank & Trust (the "Bank"), which together are referred to as the "Company". During 2007, Community First, Inc. acquired First National Bank of Centerville ("First National") in a cash purchase transaction. On January 31, 2008, First National was merged with and into the Bank, with the Bank as the surviving entity. Intercompany transactions and balances are eliminated in consolidation

The Company provides financial services through its offices in Maury, Williamson, Rutherford and Hickman Counties, in Tennessee. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. The significant loan concentrations that exceed 10% of total loans are as follows: commercial real estate loans, 1-4 family residential loans, construction loans, and commercial, financial, and agricultural loans. The customers' ability to repay their loans is dependent, however, on the real estate and general economic conditions in the Company's market areas. Other financial instruments, which potentially represent concentrations of credit risk, include deposit accounts in other financial institutions and federal funds sold.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased and repurchase agreements.

Securities: Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities classified as available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Declines in the fair value of securities below their amortized cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers the length of time and extent that fair value has been less than amortized cost, the financial condition and near term prospects of the issuer, and the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at cost, which approximates market value. Loans held for sale are considered short term with the time frame being less than 90 days from when the Company funds the loan held for sale until the loan is purchased by a third party investor. Under normal course of business, at the time of funding of the loan held for sale by the Company there is a commitment from a third party investor to purchase the loan held for sale. The Company recognizes revenue upon purchase of the loan held for sale by the third party investor with the Company receiving a service release premium from the third party investor.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of an allowance for loan losses. Interest income is accrued on the unpaid principal balance.

Interest income on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans originated to facilitate the sale of other real estate owned that exceed a loan balance to collateral value ratio of more than a certain percentage, depending on the loan type, are reclassified as other real estate owned on the balance sheet. When the loan balance to collateral value becomes less than 80%, the loans are reported with other loans.

Purchased Loans: In 2007, the Company purchased a group of loans in a business combination. Purchased loans that showed evidence of credit deterioration since origination were recorded at the allocated fair value in a purchase business combination, such that there was no carryover of the seller's allowance for loan losses. The purchased loans are included in the Bank's loan portfolio and evaluated for any additional deterioration in credit quality under the Bank's credit review processes for other loans. Additional losses identified, if any, are recorded through the

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Bank's provision for loan losses. The excess of expected cash flows over allocated fair value of the loans is amortized into interest income over the remaining life of the loans.

Allowance for Loan Loss: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using the nature and volume of the portfolio, information about specific borrower situations, and estimated collateral values, economic conditions, and other factors in accordance with Statement of Financial Accounting Standards ("SFAS") No. 114, *Accounting by Creditors for Impairments of a loan* and SFAS 5, *Accounting for Contingencies*. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loans that, in management's judgment, should be charged off.

The allowance for loan losses is maintained at a level management believes will be adequate to absorb probable incurred losses on existing loans at the balance sheet date. Provision to and adequacy of the allowance for loan losses are based on the evaluation of the loan portfolio utilizing objective and subjective criteria, in accordance with SFAS 114 and SFAS 5. The objective criteria primarily include an internal grading system and specific allocations for impaired loans. The Company utilizes a historical analysis to validate the overall adequacy of the allowance for loan losses in accordance with SFAS 5. The subjective criteria take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, and business conditions that may affect the borrowers' ability to pay, and other relevant factors. Changes in any of these criteria or the availability of new information could require adjustments of the allowance for loan losses in future periods.

Under SFAS 114, a loan is impaired when it is probable that the Bank will be unable to collect all amounts due (including both interest and principal) according to the contractual terms of the loan agreement. Generally, a loan is impaired for purposes of SFAS 114 if it exhibits the same level of weaknesses and probability of loss as loans (or portions of loans) classified substandard, doubtful or loss. Commercial and commercial real estate loans are individually evaluated for impairment. Consumer and residential real estate loans are also individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate, or at the fair value of collateral, net of selling costs, if repayment is expected solely from the collateral.

The Bank automatically places loans on non-accrual when they become 90 days past due, however; when in management's opinion the borrower may be unable to meet payments the loan may be placed on non-accrual at that time even if not then 90 days past due. The accrual of interest on impaired loans is discontinued when, in management's opinion, the Company may be unable to collect all outstanding principal and accrued interest, unless the loan is well

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

secured and in process of collection. When interest is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Foreclosed Assets/Assets Held For Resale: Real estate and personal property acquired through or in lieu of loan foreclosure and repossession are to be resold and are initially recorded at the lesser of current principal investment or fair market value less estimated cost to sell at the date of foreclosure. Valuation of these assets is periodically reviewed by management with such assets adjusted to the then fair market value net of estimated selling cost, if lower, until disposition.

Gains and losses from the sale of foreclosed assets and real estate are recorded in other noninterest income, and expenses used to maintain the properties are included in other noninterest expense. If the fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 39 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 7 years.

Restricted Equity Securities: These securities consist primarily of Federal Home Loan Bank ("FHLB") and Silverton Financial Services, Inc ("Silverton") stock. The Bank is a member of the FHLB system. Members of the FHLB are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. These securities are carried at cost, classified as restricted securities, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Bank Owned Life Insurance: The Bank has purchased life insurance policies on certain key executives. In accordance with EITF 06-05, bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Goodwill and Other Intangible Assets: Goodwill results from a business acquisition and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other intangible assets consist of core deposit and acquired customer relationship intangible assets arising from a bank acquisition. They are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives, which was determined to be 15 years.

Long-Term Assets: Premises and equipment, core deposit and other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Stock-Based Compensation: Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. Deferred tax assets are recognized for net operating loss carryforwards for state purposes that expire primarily in 2023 because the benefit is more likely than not to be realized.

The Company adopted FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), as of January 1, 2007. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company's adoption of FIN 48 had no affect on the Company's financial statements.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Retirement Plans: Supplemental employee retirement plan ("SERP") expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. Employee 401(k) and profit sharing plan expense is the amount of matching contributions. The Company will match 100% of the first 4% the employee contributes to their 401(k) annually.

Employee Stock Purchase Plan: During 2008, the Company approved the Community First, Inc. Employee Stock Purchase Plan (the "Plan"). Under the Plan, eligible employees may elect for the Company to withhold a portion of their periodic compensation and purchase common shares of the Company at a purchase price equal to 95% of the closing market price of the shares of common stock on the last day of the three-month trading period. Expenses for the plan consist of administrative fees from the Company's transfer agent and are immaterial.

Earnings per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options and unvested stock awards. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issue of the financial statements.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements. These balances do not earn interest.

Stock Dividends: A stock dividend of 15,558 shares was issued in the second quarter of 2008. All references to common shares and earnings and dividends per share have been restated to reflect the stock dividend as of the beginning of the earliest period presented.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to shareholders.

(Continued)

(Dollar amounts in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments: Fair value of financial instruments is estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

Adoption of New Accounting Standards:

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements*. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, *Effective Date of FASB Statement No. 157*. This FSP, delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material. In October 2008, the FASB issued FSP 157-3, *Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active*. This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption was not material.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard was effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

(Continued)

(Dollar amounts in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.* This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants' employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue was effective for fiscal years beginning after December 15, 2007. The impact of adoption had no impact on the Company's consolidated financial statements.

On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109, *Written Loan Commitments Recorded at Fair Value through Earnings* ("SAB 109"). Previously, SAB 105, *Application of Accounting Principles to Loan Commitments*, stated that in measuring the fair value of a derivative loan commitment, a company should not incorporate the expected net future cash flows related to the associated servicing of the loan. SAB 109 supersedes SAB 105 and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in measuring fair value for all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment, and SAB 109 retains that view. SAB 109 was effective for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The impact of adoption was not material.

In December 2007, the SEC issued SAB No. 110, which expresses the views of the SEC regarding the use of a "simplified" method, as discussed in SAB No. 107, in developing an estimate of expected term of "plain vanilla" share options in accordance with SFAS No. 123(R), *Share-Based Payment.* The SEC concluded that a company could, under certain circumstances, continue to use the simplified method for share option grants after December 31, 2007. The Company does not use the simplified method for share options and therefore SAB No. 110 has not impact on the Company's consolidated financial statements.

<u>Effect of Newly Issued But Not Yet Effective Accounting Standards</u>:

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations ("FAS 141(R)"), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. FAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard did not have a material effect on the Company's results of operations or financial position during 2009.

(Dollar amounts in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In March 2008, the FASB issued SFAS No. 161, *"Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133"*. FAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 for derivative instruments and hedging activities. FAS No. 161 requires qualitative disclosure about objectives and strategies for using derivative and hedging instruments, quantitative disclosures about fair value amounts of the instruments and gains and losses on such instruments, as well as disclosures about credit-risk features in derivative agreements. FAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of this standard did not have a material effect on the Corporation's results of operations or financial position during 2009.

NOTE 2 - SECURITIES AVAILABLE FOR SALE

The fair value of securities available for sale and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) for 2008 and 2007 were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2008			
U.S. government sponsored entities	$ 4,496	$ 96	$ -
Mortgage-backed	54,783	1,200	(19)
State and municipals	8,457	69	(211)
Other	8,761	-	(880)
Total	$ 76,497	$ 1,365	$ (1,110)
2007			
U.S. Government sponsored entities	$ 15,919	$ 52	$ -
Mortgage-backed	54,119	178	(163)
State and municipals	6,233	49	(26)
Other	4,662	14	-
Total	$ 80,933	$ 293	$ (189)

Sales of available for sale securities were as follows:

	2008	2007
Proceeds	$ 22,194	$ 20,289
Gross gains	258	28
Gross losses	-	(9)

Tax provision related to the net realized gains for 2008 and 2007 was $99 and $7, respectively.

(Continued)

(Dollar amounts in thousands, except per share data)

NOTE 2 - SECURITIES AVAILABLE FOR SALE (Continued)

The fair value of debt securities at December 31, 2008 by contractual maturity is set forth below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Fair Value
Due in one year or less	$ -
Due after one through five years	9,496
Due after five through ten years	4,601
Due after ten years	7,617
Mortgage-backed	54,783
Total	$ 76,497

Securities carried at $51,350 and $38,890 at December 31, 2008 and 2007, were pledged to secure deposits and for other purposes as required or permitted by law.

At year end 2008, the Company held $5,000 in trust preferred securities issued by Tennessee Commerce Statutory Trust. Other than this investment, the Company did not hold securities of any one issuer, other than the U.S. Government sponsored entities, in an amount greater than 10% of shareholders' equity as of December 31, 2008 or 2007.

The following table shows securities with unrealized losses and their fair value, aggregated by investment category and length of time that individual securities had been in a continuous unrealized loss position as of December 31, 2008 and 2007.

2008	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Mortgage-backed	$ 2,857	$ (11)	$ 993	$ (8)	$3,850	$ (19)
State and municipals	4,734	(204)	443	(7)	5,177	(211)
Other	3,761	(880)	-	-	3,761	(880)
Total temporarily impaired	$ 11,352	$ (1,095)	$ 1,436	$ (15)	$12,788	$ (1,110)

(Continued)

(Dollar amounts in thousands, except per share data)

NOTE 2 - SECURITIES AVAILABLE FOR SALE (Continued)

2007	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Mortgage-backed securities	$11,510	$ (123)	$ 4,323	$ (40)	$15,833	$ (163)
State and municipals	-	-	2,244	(26)	2,244	(26)
Total temporarily impaired	$11,510	$ (123)	$ 6,567	$ (66)	$18,077	$ (189)

Unrealized losses on securities have not been recognized into income because the securities are of high credit quality, management has the intent and ability to hold until maturity or until recovery, and the decline in fair value is largely due to changes in market interest rates. The fair value is expected to recover as the securities approach their maturity date and/or normal liquidity returns to the marketplace.

Management evaluates securities for other-than-temporary impairment on at least a quarterly basis and the investment committee makes such an evaluation on an annual basis. These evaluations are made more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, the Company may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition.

At year end 2008, 16.7% of the Company's securities available for sale were reported at an unrealized loss. In the event that securities were to be sold for liquidity purposes, there are sufficient holdings not in an unrealized loss position that could be sold, so that the Company would not be forced to sell the securities reporting an unrealized loss. The Company is further limited in the amount of securities that can be sold due to pledging requirements for Bank liabilities. Management considers security holdings in excess of our pledging requirement to be available for liquidity purposes. Sale of such holdings would not impair our ability to hold the securities reporting an unrealized loss until the loss is recovered or until maturity.

(Continued)

(Dollar amounts in thousands, except per share data)

NOTE 3 - LOANS

Loans outstanding by category at December 31, 2008 and 2007, were as follows:

	2008	2007
Real estate		
Construction	$ 152,937	$ 140,905
1-4 family residential	163,211	151,478
Commercial	162,475	116,327
Other	4,779	4,567
Commercial, financial and agricultural	62,674	50,240
Consumer	13,965	14,969
Tax exempt	354	-
Other	9,718	12,122
	$ 570,113	$ 490,608

During 2008, the Bank originated $5,391 of residential mortgage loans intended to be sold to secondary market investors that were not subsequently sold. As a result, the Bank transferred these loans at fair value to the Bank's regular loan portfolio. The fair value adjustment resulted in a loss of $93. The principal balance and carrying value of loans reclassified from held for sale to portfolio loans was $5,027 and $4,935 at December 31, 2008.

Changes in the allowance for loan losses were as follows:

	2008	2007	2006
Balance at beginning of year	$ 6,086	$ 4,259	$ 3,268
Increase due to acquisition of First National	-	730	-
Provision for loan losses	5,528	1,259	1,018
Loans charged off	(2,753)	(212)	(50)
Recoveries	120	50	23
Balance at end of year	$ 8,981	$ 6,086	$ 4,259

(Continued)

(Dollar amounts in thousands, except per share data)

NOTE 3 - LOANS (Continued)

Individually impaired loans were as follows:

	2008	2007	2006
Year-end loans with no allocated allowance for loan losses	$ 51	$ 1,439	$ -
Year-end loans with allocated allowance for loan losses	4,150	2,506	1,416
Total	$ 4,201	$ 3,945	$ 1,416
Amount of the allowance for loan losses allocated	$ 1,503	$ 599	$ 149

	2008	2007	2006
Average of impaired loans during the year	$ 3,884	$ 1,736	$ 361
Interest income recognized during impairment	314	145	12
Cash-basis interest income recognized	211	149	12

Nonperforming loans were as follows:

	2008	2007	2006
Loans past due over 90 days still on accrual	$ 7	$ -	$ -
Nonaccrual loans	3,357	2,764	1,059

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

As a result of the First National acquisition in 2007, the Company has acquired loans, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. A summary of these loans is as follows:

	Contractually Required Payments at Acquisition	Basis in Acquired Loans at Acquisition
Real Estate	$ 119	$ 37
Consumer	74	33
Outstanding balance at acquisition	193	70

Carrying amount, net of allowance of $57 and $98 at December 31, 2008 and 2007 was $22 and $67, respectively.

At the acquisition date, the company could not reasonably estimate the cash flows expected to be collected. Therefore, an accretable yield has not been established and income is not recognized on these loans except to the extent that cash collected exceeds the carrying value.

(Continued)

(Dollar amounts in thousands, except per share data)

NOTE 3 - LOANS (Continued)

During 2008 and 2007, the Company collected cash in excess of the carrying value in the amount of $18 and $1, and this amount was recognized as interest income.

NOTE 4 - PREMISES AND EQUIPMENT

Year end premises and equipment were as follows:

	2008	2007
Land	$ 2,948	$ 2,743
Buildings and improvements	13,180	11,725
Furniture and equipment	6,317	5,800
Construction in process	-	81
	22,445	20,349
Less: Accumulated depreciation	(4,192)	(3,093)
	$ 18,253	$ 17,256

Depreciation expense for the years ended 2008, 2007, and 2006 was $1,256, $800, and $505, respectively.

The Bank leases certain branch properties and equipment under operating leases. Rent expense for 2008, 2007, and 2006 was $409, $288, and $162, respectively. Rent commitments under noncancelable operating leases including renewal options were as follows:

2009	$ 268
2010	259
2011	257
2012	212
2013	197
Thereafter	2,932
	$ 4,125

(Dollar amounts in thousands, except per share data)

NOTE 5 - GOODWILL AND INTANGIBLE ASSETS

Goodwill

The change in balance for goodwill during the year is as follows:

	2008	2007
Beginning of year	$ 4,622	$ -
Acquired goodwill	-	4,622
Adjustment of purchase price allocation	582	-
End of year	$ 5,204	$ 4,622

Adjustments to purchase price allocation were primarily due to deferred tax assets related to changes in fair value estimation of assets and liabilities acquired.

Acquired Intangible Assets

Acquired intangible assets resulting from the Company's acquisition of First National were as follows at year end:

	2008		2007	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Core deposit and customer relationship intangibles	$ 2,812	$ (429)	$ 2,812	$ -

Amortization expense of $429 and $0 were recognized in 2008 and 2007, respectively.

Estimated amortization expense for each of the next five years is as follows:

2009	$ 318
2010	275
2011	239
2012	199
2013	137

(Dollar amounts in thousands, except per share data)

NOTE 6 - DEPOSITS

Deposits at December 31, 2008 and 2007, are summarized as follows:

	2008	2007
Noninterest-bearing demand accounts	$ 45,848	$ 52,272
Interest-bearing demand accounts	88,426	81,637
Savings accounts	18,508	21,065
Time deposits greater than $100,000	167,708	145,735
Other time deposits	278,828	258,594
	$ 599,318	$ 559,303

At December 31, 2008, scheduled maturities of time deposits are as follows:

2009	$ 416,610
2010	26,543
2011	1,773
2012	985
2013	625
	$ 446,536

Included in other time deposits above are brokered time deposits of $52,038 at December 31, 2008, with a weighted rate of 3.04% and $23,413 with a weighted rate of 5.06% at December 31, 2007. These deposits represent funds which the Bank obtained, directly, or indirectly, through a deposit broker. A deposit broker places deposits from third parties with insured depository institutions or places deposits with an institution for the purpose of selling interest in those deposits to third parties. As of December 31, 2008 the Bank has $42,027 of brokered deposits that are scheduled to mature in 2009 and $10,011 scheduled to mature in 2010.

In addition, the Bank has $121,572 in national market deposits which are purchased by customers through a third-party internet site. Of these national market time deposits, $114,739 are scheduled to mature in 2009, $5,645 in 2010 and $1,188 in 2011.

NOTE 7 - OTHER BORROWINGS

The Company has a secured line of credit of $4,000 to assist with funding the Company's acquisition of all of the outstanding capital stock of First National. The line of credit is secured by 100% of the Bank stock owned by the Company. At year end 2008, the balance on the line of credit was $2,835. The interest rate on the line of credit is based on the prime rate as designated in the Money Rates sections of the Wall Street Journal minus 50 bps with a floor rate of 3.75%. The rate being charged to the line as of December 31, 2008 was 3.75%. The line of credit will mature in the fourth quarter of 2009.

(Dollar amounts in thousands, except per share data)

NOTE 7 - OTHER BORROWINGS (Continued)

On December 30, 2008, the Company obtained an unsecured loan of $2,000 to provide liquidity and additional capital for the Bank. The balance of the loan, including accrued interest is due June 30, 2009. Interest rate on the loan is a variable rate equal to the prime rate as designated in the Money Rates sections of the Wall Street Journal, with a floor rate of 5.00%. The rate being charged to the loan as of December 31, 2008 was 5.00%.

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

The Bank has established a line of credit with the Federal Home Loan Bank (FHLB), which is secured by a blanket pledge of 1-4 family residential mortgage loans, commercial real estate loans and open end home equity loans. The extent of the line is dependent, in part on available collateral. The arrangement is structured so that the carrying value of the loans pledged amounts to 125% on residential 1-4 family loans, 300% on commercial real estate, and 400% of open end home equity loans of the principal balance of the advances from the FHLB. To participate in this program, the Bank is required to be a member of the FHLB and own stock in the FHLB. The Bank had $1,449 of such stock at December 31, 2008, to satisfy this requirement.

At December 31, 2008 and 2007, advances from the FHLB totaled $22,000 and $11,000. The fixed interest rates on these advances range from 2.71% to 5.60% at December 31, 2008 and 3.81% to 5.67% at December 31, 2007. The weighted average rates at December 31, 2008 and 2007 were 3.50% and 5.28%. The FHLB advance maturities ranged from June 2009 to May 2013 at December 31, 2008. Each FHLB advance is payable at its maturity, with a prepayment penalty for all fixed rate advances. At December 31, 2008 and 2007, undrawn standby letters of credit with the FHLB totaled $10,000. The standby letter of credit matured in January 2009 and in January 2009, was renewed for an additional one year term. The letter of credit is used as a pledge to the State of Tennessee Bank Collateral Pool. Qualifying loans totaling $304,614 were pledged as security under a blanket pledge agreement with the FHLB at December 31, 2008.

Maturities of the advances from the FHLB are as follows:

2009	$	8,000
2010		6,000
2013		8,000
	$	22,000

The Company also has a cash management line of credit with the FHLB totaling $10,000 that will mature July 2009. At December 31, 2008, the line was fully drawn. The interest rate on the line varies daily based on the federal funds rate. The rate for the line of credit was 0.62% at December 31, 2008.

(Continued)

(Dollar amounts in thousands, except per share data)

NOTE 9 - SUBORDINATED DEBENTURES

In 2002, the Company borrowed $3,000 of floating rate mandatory redeemable securities through a special purpose entity as part of a private offering. The securities mature on December 31, 2032; however, the Company can currently repay the securities at any time without penalty. The interest rate on the securities as of December 31, 2008 was 5.50%. The securities bear interest at a floating rate equal to the New York Prime rate plus .50 basis points. They are presented in liabilities on the balance sheet and count as Tier 1 capital for regulatory capital purposes. Debt issuance costs of $74 have been capitalized and are being amortized over the term of the securities. Principal officers, directors, and their affiliates at year end 2008 and 2007 owned $700 of the $3,000 subordinated debentures. The proceeds from this offering were utilized to increase the Bank's capital by $3,000.

In 2005, the Company borrowed $5,000 of floating rate mandatory redeemable securities through a special purpose entity as part of a pool offering. These securities mature on September 15, 2035, however, the maturity may be shortened to a date not earlier than September 15, 2010. The interest rate on the securities as of December 31, 2008 was 3.50%. The securities bear interest at a floating rate equal to the 3-Month LIBOR plus 1.50%. They are presented in liabilities on the balance sheet and count as Tier 1 capital for regulatory purposes. There was no debt issuance cost in obtaining the subordinated debenture. The proceeds from the pool offering was used to increase the Bank's capital.

In 2007, the Company borrowed $15,000 of redeemable securities through a special purpose entity as part of a pool offering. These securities mature in 2037, however, the maturity may be shortened to a date not earlier than December 15, 2012. The interest rate on the securities is 7.96% until December 15, 2012, and thereafter the securities bear interest at a floating rate equal to the 3-month LIBOR plus 3.0%. They are presented in liabilities on the balance sheet and $7,482 count as Tier 1 capital and the remaining $7,518 is considered as Tier II capital for regulatory purposes. There was no debt issuance cost in obtaining the subordinated debenture. The proceeds were used to help fund the acquisition of First National.

NOTE 10 - OTHER BENEFIT PLANS

401(k) Plan: A 401(k) benefit plan allows employee contributions up to 15% of their compensation, of which the Company will match 100% of the first 4% the employee contributes to their 401(k) annually for all periods presented. Expense for 2008, 2007, and of 2006 was $199, $172 and $89, respectively.

Deferred Compensation and Supplemental Retirement Plans: Deferred compensation and supplemental retirement plan ("SERP") expense allocates the benefits over years of service. The Bank approved the SERP in 2006. The SERP will provide certain Company officers with benefits upon retirement, death, or disability in certain prescribed circumstances. SERP expense was $135 in 2008, $240 in 2007 and $79 in 2006, resulting in a deferred compensation liability for the last three years of $483, $348 and $107.

(Continued)

(Dollar amounts in thousands, except per share data)

NOTE 11 - INCOME TAXES

The components of income tax expense (benefit) are summarized as follows:

	2008	2007	2006
Current			
Federal	$ 107	$ 1,172	$ 1,542
State	-	-	-
Total current taxes	107	1,172	1,542
Deferred			
Federal	(1,014)	(126)	(232)
State	(576)	(222)	(146)
Total deferred taxes	(1,590)	(348)	(378)
Change in valuation allowance	-	-	(51)
Income tax expense (benefit)	$ (1,483)	$ 824	$ 1,113

A reconciliation of actual income tax expense (benefit) in the financial statements to the expected tax benefit (computed by applying the statutory Federal income tax rate of 34% to income before income taxes) is as follows:

	2008	2007	2006
Federal statutory rate times financial statement income (loss)	$ (943)	$ 1,089	$ 1,331
Effect of:			
Bank owned life insurance	(81)	(51)	(71)
Tax-exempt income	(120)	(84)	(48)
State income taxes, net of federal income effect	(380)	(147)	(96)
Expenses not deductible for U.S. income taxes	45	40	35
Compensation expense related to SFAS 123R	58	70	98
General business credit	(66)	(66)	(66)
Change in valuation allowance	-	-	(51)
Other expense (benefit), net	4	(27)	(19)
Income tax expense (benefit)	$ (1,483)	$ 824	$ 1,113

(Continued)

(Dollar amounts in thousands, except per share data)

NOTE 11 - INCOME TAXES (Continued)

The tax effect of each type of temporary difference that gives rise to net deferred tax assets and liabilities is as follows:

	2008	2007
Deferred tax assets:		
Allowance for loan losses	$ 3,279	$ 2,145
Net operating loss carry forward	458	207
Deferred compensation	185	133
Tax credit carryforwards	307	-
Other	161	94
	$ 4,390	$ 2,579
Deferred tax liabilities:		
Prepaids	$ (261)	$ (186)
Depreciation	(1,383)	(501)
Federal Home Loan Bank stock	(79)	(61)
Core deposit intangible	(912)	(1,077)
Intercompany dividend	(214)	(215)
Unrealized gain on securities	(104)	(40)
Other	(198)	(84)
	$ (3,151)	$ (2,164)
Balance at end of year	$ 1,239	$ 415

At year end 2008, the Company had net operating loss carryforwards for state tax purposes of approximately $10,700, which begin to expire in 2021. The Company has evaluated this deferred tax asset and believes it is more likely than not that the net operating loss will be utilized prior to its expiration.

The Company currently has no unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. The Company does not expect any unrecognized tax benefits to significantly increase or decrease in the next twelve months. It is the Company's policy to recognize any interest accrued related to unrecognized tax benefits in interest expense, with any penalties recognized as operating expenses.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of the state of Tennessee. The Company is no longer subject to examination by taxing authorities for tax years before 2006.

(Continued)

(Dollar amounts in thousands, except per share data)

NOTE 12 - RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates in 2008 were as follows:

Beginning balance	$ 4,159
New loans	1,559
Repayments	(1,517)
Ending balance	$ 4,201

Deposits from principal officers, directors, and their affiliates at year-end 2008 and 2007 were $5,169 and $3,407, respectively. Principal officers, directors, and their affiliates at year end 2008 and 2007 owned $700 of the $3,000 subordinated debentures due December 31, 2032. At December 31, 2008, the approved available unused lines of credit on related party loans were $1,505.

NOTE 13 – STOCK BASED COMPENSATION

Prior to the Company's bank holding company reorganization, the Bank had in place the Community First Bank & Trust Stock Option Plan for organizers of the Bank and certain members of management and employees. In connection with the bank holding company reorganization, this plan was amended and replaced in its entirety by the Community First, Inc. Stock Option Plan in October 2002. There were 342,000 shares authorized by the Stock Option Plan in 2002. Additionally, the Community First, Inc. 2005 Stock Incentive Plan was approved at the stockholders meeting on April 26, 2005 authorizing shares of 450,000. The plans allow for the grant of options and other equity securities to key employees and directors. Exercise price is the market price at the date of grant. The organizer options vested ratably over three years and other non-qualified options vest ratably over four years. The employee options vest ratably from two to four years and the management options vest ratably over six years. All options expire within ten years from the date of grant. The Company has 271,479 authorized shares available for grant as of December 31, 2008. The Company recognized $196, $231, and $302 as compensation expense resulting from stock options and $30, $22, and $5 as compensation expense resulting from restricted stock awards in 2008, 2007, and 2006 respectively. The total income tax benefit from non-qualified stock options was $0 in 2008, $12 in 2007 and $142 in 2006.

The fair value of each option is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company's common stock. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

(Continued)

(Dollar amounts in thousands, except per share data)

NOTE 13 - STOCK BASED COMPENSATION (Continued)

The fair value of options granted was determined using the following weighted average assumptions at grant date.

	2008	2007	2006
Risk-free interest rate	3.88%	5.04%	5.07%
Expected option life	7 years	7 years	7 years
Expected stock price volatility	12.64%	14.00%	16.06%
Dividend yield	0.73%	0.74%	1.00%

A summary of option activity under the Company's stock incentive plans for 2008 is presented in the following table:

	Shares	Weighted Average Exercise Price/Share	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Options outstanding January 1, 2008	257,877	$ 16.15		
Granted	39,300	30.00		
Options exercised	(22,600)	6.70		
Forfeited or expired	(26,450)	27.62		
Options outstanding December 31, 2008	248,127	$ 17.98	4.62	$ 1,487
Vested or expected to vest	248,127	$ 17.98	4.62	$ 1,487
Exercisable at December 31, 2008	188,039	$ 14.20	3.28	$ 2,500

Information related to the stock incentive plans during each year is as follows:

	2008	2007	2006
Intrinsic value of options exercised	$ 527	$ 108	$ 370
Cash received from option exercises	152	61	121
Tax benefit realized from option exercises	-	12	142
Weighted average fair value of options granted	6.94	8.46	8.46

As of December 31, 2008, there was $405 of total unrecognized compensation cost related to nonvested stock options granted under the Company's stock incentive plans. The cost is expected to be recognized over a weighted average period of 2.4 years.

(Continued)

(Dollar amounts in thousands, except per share data)

NOTE 13 - STOCK BASED COMPENSATION (Continued)

Restricted stock is issued to certain officers on a discretionary basis. Compensation expense is recognized over the vesting period of the awards based on the fair value of the stock at issue date. The fair value of the stock was determined using the market price on the day of issuance. Restricted stock vests over a 2-3 year period. Vesting occurs ratably on the anniversary day of the issuance.

The following table is a summary of changes in the Company's nonvested shares from the issuance of restricted stock.

	Shares	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2008	2,470	$ 29.86
Granted	466	30.00
Vested	(939)	29.63
Forfeited	-	-
Nonvested at December 31, 2008	1,997	$ 30.00

Non-fully vested grants of restricted stock as of December 31, 2008 were as follows:

Date of Grant	Shares
First Quarter 2007	1,531
First Quarter 2008	466
	1,997

Unrecognized compensation cost related to these awards, as of December 31, 2008 was $36. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 1.20 years.

NOTE 14– LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

(Continued)

(Dollar amounts in thousands, except per share data)

NOTE 14- LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES (Continued)

The contractual amount of financial instruments with off-balance sheet risk was as follows at year end 2008 and 2007:

	2008		2007	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Unused lines of credit	$ 3,719	$ 53,292	$ 3,084	$ 71,946
Letters of credit	-	13,732	-	4,409
Commitments to make loans	270	-	-	7,990
Loans sold with recourse	27,704	-	37,154	-

These commitments are generally made for periods of one year or less. The fixed rate unused lines of credit have interest rates ranging from 4.50% to 10.00% and maturities ranging from 1 to 19 years.

NOTE 15 - REGULATORY MATTERS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2008, the Company and the Bank met all capital adequacy requirements to which they were subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year end 2008 and 2007, the most recent regulatory notifications categorized the Bank and First National (merged into Bank during the first quarter of 2008) as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institutions' category.

(Continued)

(Dollar amounts in thousands, except per share data)

NOTE 15 - REGULATORY MATTERS (Continued)

The Company's and its subsidiary banks' capital amounts and ratios at December 31, 2008 and 2007, were as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
2008	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to risk weighted assets						
Community First Bank & Trust	$61,070	10.19%	$47,923	8.00%	$59,903	10.00%
Consolidated	58,910	9.81%	48,029	8.00%	N/A	N/A
Tier 1 to risk weighted assets						
Community First Bank & Trust	$53,564	8.94%	$23,961	4.00%	$35,942	6.00%
Consolidated	40,373	6.72%	24,015	4.00%	N/A	N/A
Tier 1 to average assets						
Community First Bank & Trust	$53,564	7.99%	$26,829	4.00%	$33,536	5.00%
Consolidated	40,373	6.00%	26,935	4.00%	N/A	N/A
2007						
Total Capital to risk weighted assets						
Community First Bank & Trust	$48,800	10.07%	$38,750	8.00%	$48,438	10.00%
First National Bank of Centerville	8,652	17.61%	3,930	8.00%	4,912	10.00%
Consolidated	58,676	10.97%	42,773	8.00%	N/A	N/A
Tier 1 to risk weighted assets						
Community First Bank & Trust	$43,313	8.96%	$ 19,375	4.00%	$ 29,063	6.00%
First National Bank of Centerville	8,037	16.36%	1,965	4.00%	2,947	6.00%
Consolidated	42,064	7.87%	21,387	4.00%	N/A	N/A
Tier 1 to average assets						
Community First Bank & Trust	$43,413	8.35%	$ 20,792	4.00%	$25,990	5.00%
First National Bank of Centerville	8,037	8.27%	3,889	4.00%	4,861	5.00%
Consolidated	42,064	6.76%	24,889	4.00%	N/A	N/A

The Company's principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. During 2009, the Bank could, without prior approval, declare dividends of approximately $3,577 plus any 2009 net profits retained to the date of the dividend declaration. The Bank is not at risk of falling into a capital classification lower than "well capitalized" if it pays the entire $3,577 to the holding company during 2009 due to the additional capital

(Dollar amounts in thousands, except per share data)

NOTE 15 - REGULATORY MATTERS (Continued)

provided by participation in the U.S. Treasury's Capital Purchase Program described in Note 16. The Company will also be restricted in the types and amounts of dividends that can be paid due to the provisions of the program.

NOTE 16 - SUBSEQUENT EVENT

On October 3, 2008, Congress passed the Emergency Economic Stabilization Act of 2008 (EESA), which provides the U. S. Secretary of the Treasury with broad authority to implement certain actions to help restore stability and liquidity to U.S. markets. One of the provisions resulting from the Act is the Treasury Capital Purchase Program (CPP), which provides direct equity investment of perpetual preferred stock by the Treasury in qualified financial institutions. The program is voluntary and requires an institution to comply with a number of restrictions and provisions, including limits on executive compensation, stock redemptions and declaration of dividends. Base compensation for top executives of the Company is limited based on the executive's position with the Company. Bonus payments and other compensation agreements that meet Treasury's definition of a "golden parachute" are prohibited. Dividends to common shareholders may only be paid if required dividends for preferred shares have been satisfied as of the date of the dividend declaration. Common dividends cannot exceed historical levels unless approved by Treasury and there are no preferred dividends in arrears.

The Company applied to participate in the program during the fourth quarter of 2008 and received notification of approval for the program in the first quarter of 2009. Under the terms of the program, Treasury purchased $17,806 in Senior Preferred shares of the Company. The Senior Preferred shares have a cumulative dividend rate of 5% per year, until the fifth anniversary of the Treasury investment, and a dividend rate of 9% thereafter. In addition, under the terms of the agreement, the Company issued warrants to Treasury to purchase additional preferred shares equal to 5% of the investment in Senior Preferred shares at a discounted exercise price. Treasury exercised the options immediately upon investment in the Senior Preferred shares. The Warrant Preferred shares have a cumulative dividend rate of 9% per year until redeemed. Dividends on both Senior Preferred and Warrant Preferred shares are required to be paid quarterly. Total required annual dividends for preferred shares are as follows: 2009: $809; 2010 – 2013: $970; 2014: $1,564; 2015 and thereafter $1,683. The Company is able to redeem all or a portion of the preferred shares at any time but may not redeem the Warrant Preferred shares until all of the Senior Preferred shares have been redeemed. Dividend payments on the preferred shares would be reduced for any redemptions.

In order to participate in the CPP, it was necessary for the company to create a class of preferred shares to offer to Treasury. The Company's shareholders voted on December 30, 2008 to authorize a class of blank check preferred stock, consisting of 2,500,000 authorized shares, which may be issued in one or more series, with such rights, preferences, privileges and restrictions as shall be fixed by the Company's Board of Directors.

(Continued)

NOTE 16 - SUBSEQUENT EVENT (Continued)

The proceeds from the preferred shares will impact the capital ratios included in Note 15 by increasing the consolidated Tier 1 capital by $17,806. The Company invested $9,000 of this $17,806 in the Bank, which will increase the Tier 1 capital above for the Bank by that amount.

NOTE 17 - FAIR VALUE

Statement 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of trading securities and securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

Trust Preferred Securities which are issued by financial institutions and insurance companies were historically priced using Level 2 inputs, but the decline in the level of observable inputs and market activity in this class of investments during 2008 has been significant and resulted in unreliable external pricing. Broker pricing and bid/ask spreads, when available, vary widely. The once active market has become comparatively inactive. As such, these investments are now priced using Level 3 inputs.

The Company has developed an internal model for pricing these securities. Information such as historical and current performance of the underlying collateral, deferral/default rates, collateral coverage ratios, break in yield calculations, cash flow projections, liquidity and credit premiums required by a market participant, and financial trend analysis with respect to the individual issuing financial institutions and insurance companies, are utilized in determining individual security valuations. Due to current market conditions as well as the limited trading activity of these securities, the market value of the securities is highly sensitive to assumption changes and market volatility.

(Continued)

(Dollar amounts in thousands, except per share data)

NOTE 17 - FAIR VALUE (Continued)

The fair value of loans held for sale is based upon binding quotes from 3rd party investors. (Level 2 inputs) The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2008 using	
	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:		
Available for sale securities	$76,497	$ -
Trust preferred securities	-	4,645

Assets and Liabilities Measured on a Non-recurring Basis

Assets and liabilities measured at fair value on a non recurring basis are summarized below:

	Fair Value Measurements at December 31, 2008 using:	
	Significant Other Observable Inputs (Level 2)	Other significant Unobservable Inputs (Level 3)
Assets:		
Impaired Loans	-	2,647

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a current balance of $4,201, with a valuation allowance of $1,503, resulting in an additional provision for loan losses of $1,396 for the period.

(Continued)

(Dollar amounts in thousands, except per share data)

NOTE 17 - FAIR VALUE (Continued)

Carrying amount is the estimated fair value for cash and cash equivalents, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. It was not practicable to determine the fair value of restricted equity securities due to restrictions placed on their transferability. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is not considered material.

Carrying amount and estimated fair values of significant financial instruments at year end 2008 and 2007 were as follows:

	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Securities available for sale	$ 76,497	$ 76,497	$ 80,933	$ 80,933
Loans held for sale	6,107	6,107	5,710	5,710
Loans, net of allowance	561,132	579,736	484,522	485,906
Bank owned life insurance	8,085	8,085	3,848	3,848
Financial liabilities				
Deposits with defined maturities	$ 446,536	$ 448,254	$ 404,329	$ 407,249
Federal Home Loan Bank advances	32,000	32,594	11,000	11,131
Subordinated debentures	23,000	22,009	23,000	22,947

NOTE 18 – LEASE REVENUE

The Bank built a branch at Carothers Parkway, located in Franklin, Tennessee, that was completed in 2006 at cost of $2,370. The Bank's principal leasing activities consist of 1,650 square feet of office space on the second floor of the Carothers Parkway Branch under an operating lease. The lessee rents approximately 8% of the branch. The lease term is for five years beginning October 2007 with a renewal term of 36 months upon written notice of 120 days prior to the expiration of the original term. Lessee has five such renewal options. The five year lease will produce $175 in total revenue, of which, $44 and $7 was recognized in 2008 and 2007, respectively.

Approximate minimum rental for the noncancelable lease as of December 31, 2008 was:

2009	34
2010	35
2011	36
2012	30
	$ 135

(Dollar amounts in thousands, except per share data)

NOTE 19 - BUSINESS COMBINATIONS

On October 26, 2007, the Company acquired 100% of the outstanding shares of First National. Operating results of First National are included in the consolidated financial statements since the date of the acquisition. On January 31, 2008, First National was merged with and into Community First Bank & Trust, with Community First Bank & Trust surviving. As a result of this acquisition, the Company expects to further solidify its market share in the Hickman County market, expand its customer base to enhance deposit fee income, provide an opportunity to market additional products and services to new customers, and reduce operating costs through economies of scale.

The aggregate purchase price was $22,800 in cash. The purchase price resulted in approximately $4,622 in goodwill, and $2,812 in core deposit and customer relationship intangible. The intangible assets will be amortized over 15 years, using an accelerated method. Goodwill will not be amortized but instead evaluated periodically for impairment.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed.

Securities available for sale	$ 54,385
Loans, net	39,527
Premises and equipment	2,244
Goodwill	4,622
Core deposit and customer relationship intangibles	2,812
Other assets	1,178
Total assets acquired	104,768
Deposits	(84,691)
Other liabilities	(1,617)
Total liabilities assumed	(86,308)
Purchase price net of cash acquired of $4,340	$ 18,460

See Note 5 for final adjustments to goodwill as a result of purchase accounting adjustments during 2008.

(Dollar amounts in thousands, except per share data)

NOTE 19 - BUSINESS COMBINATIONS (Continued)

The following table presents pro forma information as if the acquisition had occurred at the beginning of 2007 and 2006. The pro forma information includes adjustments for interest income on loans and securities acquired, amortization of intangibles arising from the transaction, depreciation expense on property acquired, interest expense on deposits acquired, and the related income tax effects. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected on the assumed dates.

	(Unaudited)	
	2007	2006
Net interest income	$ 17,453	$ 14,578
Net income	$ 3,161	$ 3,293
Basic earnings per share	$ 1.00	$ 1.15
Diluted earnings per share	$ 0.97	$ 1.11

NOTE 20 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Community First, Inc. follows:

CONDENSED BALANCE SHEET
December 31

	2008	2007
Assets		
Cash and cash equivalents	$ 2,362	$ 1,449
Investment in banking subsidiaries	62,015	59,659
Other assets	491	529
Total assets	$ 64,868	$ 61,637
Liabilities and shareholders' equity		
Subordinated debentures	$ 23,000	$ 23,000
Other borrowed money	4,835	510
Other liabilities	998	954
Total liabilities	28,833	24,464
Shareholders' equity	36,035	37,173
Total liabilities and shareholders' equity	$ 64,868	$ 61,637

(Continued)

(Dollar amounts in thousands, except per share data)

NOTE 20 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF INCOME
Years Ended December 31

	2008	2007	2006
Interest income	$ 50	$ 90	$ 18
Dividends from subsidiaries	-	-	875
Total income	50	90	893
Interest expense	1,729	979	600
Other expense	740	610	510
Total expenses	2,469	1,589	1,110
Losses before income tax and undistributed subsidiaries income	(2,419)	(1,499)	(217)
Income tax benefit	861	495	419
Equity in undistributed income of subsidiaries	268	3,384	2,600
Net income (loss)	$ (1,290)	$ 2,380	$ 2,802

CONDENSED STATEMENTS OF CASH FLOWS
Years Ended December 31

	2008	2007	2006
Cash flows from operating activities			
Net income (loss)	$ (1,290)	$ 2,380	$ 2,802
Adjustments to reconcile net income to net cash from operating activities:			
Equity in undistributed income of subsidiaries	(268)	(3,384)	(2,600)
Compensation expense under stock based compensation	226	253	307
Tax benefit on exercise of stock options	-	(12)	(142)
Change in other, net	82	(115)	(24)
Net cash provided by (used in) operating activities	(1,250)	(878)	343
Cash flows from investing activities			
Investments in and advances to bank subsidiaries	(2,000)	(18,123)	(3,762)
Net cash from investing activities	(2,000)	(18,123)	(3,762)

(Continued)

(Dollar amounts in thousands, except per share data)

NOTE 20 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

Cash flows from financing activities			
Proceeds from issuance of stock	$ 64	$ 4,380	$ 3,761
Proceeds from stock option exercises	152	61	121
Tax benefit on exercise of stock options	-	12	142
Repurchase of common stock	(124)	-	-
Cash paid for dividends	(254)	(696)	(575)
Proceeds other borrowed money	4,325	8,310	-
Repayment other borrowed money	-	(7,800)	-
Proceeds from issuance of subordinated debentures	-	15,000	-
Net cash from financing activities	4,163	19,267	3,449
Net change in cash and cash equivalents	913	266	30
Beginning cash and cash equivalents	1,449	1,183	1,153
Ending cash and cash equivalents	$ 2,362	$ 1,449	$ 1,183
Supplemental noncash disclosures:			
Issuance of common stock through dividend reinvestment	$ 66	$ -	$ -

NOTE 21 - EARNINGS PER SHARE

The factors used in the earnings per share computation follows:

	2008	2007	2006
Basic			
Net income (loss)	$(1,290)	$2,380	$2,802
Weighted average common shares outstanding	3,202,904	3,144,835	2,881,715
Basic earnings (loss) per common share	$(0.40)	$0.76	$0.97

(Continued)

(Dollar amounts in thousands, except per share data)

NOTE 21 - EARNINGS PER SHARE (Continued)

Diluted			
Net income (loss)	$(1,290)	$2,380	$2,802
Weighted average common shares outstanding for basic earnings per common share	3,202,904	3,144,835	2,881,715
Add: Dilutive effects of assumed exercise of stock options	-	105,071	99,385
Average shares and dilutive potential common shares	3,202,904	3,249,906	2,981,100
Diluted earnings (loss) per common share	$(0.40)	$0.73	$0.94

At year end 2008 and 2007 there were 188,039 and 69,100 antidilutive stock options, respectively. No options were antidilutive for 2006. Due to the net loss for the period ended December 31, 2008, all outstanding stock options are antidilutive and are excluded from the diluted earnings (loss) per common share calculation.

NOTE 22—QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Net Interest Income	Net Income (loss)	Earnings (loss) Per Share Basic	Earnings (loss) Per Share Diluted
2008					
First quarter	10,163	4,112	321	$ 0.10	$ 0.10
Second quarter	9,384	4,252	231	0.07	0.07
Third quarter	9,624	4,774	374	0.12	0.11
Fourth quarter	9,080	4,137	(2,216)	(0.69)	(0.69)
2007					
First quarter	$ 7,704	$ 3,314	$ 512	$ 0.17	$ 0.16
Second quarter	8,299	3,620	778	0.25	0.24
Third quarter	8,968	3,824	743	0.23	0.23
Fourth quarter	10,398	4,005	347	0.11	0.10

The 2008 fourth quarter net loss was related to additional provision for loan losses recorded due to an increase in loan charge offs.

(Continued)

NOTE 23 – STOCK OFFERING

The Company conducted a stock offering during the fourth quarter of 2006 and the first quarter of 2007 in order to provide the Bank with additional capital. As a result of this offering, the Company sold 273,090 shares of common stock for total net proceeds of $8,141.

SELECTED FINANCIAL DATA (Dollars in thousands, except per share data)

The following selected financial data for the five years ended December 31, 2008, was derived from our consolidated financial statements and the related notes thereto. This data should be read in conjunction with our audited consolidated financial statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	2008	2007 (1)	2006	2005	2004
INCOME STATEMENT DATA:					
Interest income	$ 38,251	$ 35,369	$ 25,789	$ 17,305	12,593
Interest expense	20,976	20,606	13,528	7,006	4,272
Net interest income	17,275	14,763	12,261	10,299	8,321
Provision for loan losses	5,528	1,259	1,018	683	720
Noninterest income	4,503	3,697	3,125	2,356	2,107
Noninterest expense	19,023	13,997	10,453	8,146	6,329
Net income (loss)	(1,290)	2,380	2,802	2,565	2,132
BALANCE SHEET DATA:					
Total assets	$ 715,326	$ 636,062	$ 421,393	$ 328,806	$ 257,342
Total securities	76,497	80,933	35,211	29,965	27,867
Total loans, net	561,132	484,522	344 714	256,150	208,087
Allowance for loan losses	(8,981)	(6,086)	(4,259)	(3,268)	(2,740)
Total deposits	599,318	559,303	366,766	286,243	223,778
FHLB advances	32,000	11,000	13,000	8,000	8,000
Subordinated debentures	23,000	23,000	8,000	8,000	3,000
Total shareholders' equity	36,035	37,173	30,657	24,017	21,452
PER SHARE DATA:					
Earnings (loss) per share - basic	$ (0.40)	$ 0.76	$ 0.97	$ 0.89	$ 0.78
Earnings (loss) per share-diluted	(0.40)	0.73	0.94	0.86	0.75
Cash dividend declared and paid	.10	0.22	0.20	-	
Book value	11.23	11.72	10.17	8.36	7.49
PERFORMANCE RATIOS:					
Return on average assets	(0.20%)	0.47%	0.76%	0.90%	0.90%
Return on average equity	(3.45%)	6.77	11.14	11.38	11.37
Net interest margin (2)	2.81%	3.14	3.52	3.81	3.64
ASSET QUALITY RATIOS:					
Nonperforming loans to total loans	0.59%	0.56%	0.30%	0.20%	0.45%
Net loan charge offs to average loans	0.49	0.04	0.01	0.07	0.12
Allowance for loan losses to total loans	1.58	1.24	1.22	1.26	1.30
CAPITAL RATIOS:					
Leverage ratio (3)	6.00%	6.76%	9.45%	10.25%	9.63%
Tier 1 risk-based capital ratio	6.72	7.87	10.14	11.59	11.33
Total risk-based capital ratio	9.81	10.97	11.25	12.77	12.52

(1) Includes the operations of First National from October 27, 2007, the date the Company acquired all of the outstanding common stock of that bank.

(2) Net interest margin is the result of net interest income for the period divided by average interest earning assets.

(3) Leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

(Dollars in thousands, except per share data)

The following is a discussion of our financial condition at December 31, 2008 and December 31, 2007, and our results of operations for each of the three years in the period ended December 31, 2008. The purpose of this discussion is to focus on information about our financial condition and results of operations which is not otherwise apparent from the annual audited consolidated financial statements. You should read the following discussion and analysis along with our consolidated financial statements and the related notes included elsewhere herein.

FORWARD-LOOKING STATEMENTS

Certain of the statements made herein, including information incorporated herein by reference to other documents, are "forward-looking statements" within the meaning and subject to the protections of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target," and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation, those described in our Annual Report on Form 10-K and the following:

- the effects of future economic or business conditions nationally and in our local markets;
- our potential growth, including our entrance or expansion into new markets, and the need for sufficient capital to support that growth;
- governmental monetary and fiscal policies, as well as legislative and regulatory changes, including changes in banking, securities and tax laws and regulations;
- the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;
- credit risks of borrowers;
- the effects of competition from a wide variety of local, regional, national and other providers of financial, investment, and insurance services;

- the failure of assumptions underlying the establishment of reserves for possible loan losses and other estimates;
- changes in accounting policies, rules and practices;
- changes in technology or products that may be more difficult, or costly, or less effective, than anticipated;
- the effects of war or other conflict, acts of terrorism or other catastrophic events that may affect general economic conditions; and
- other circumstances, many of which may be beyond our control.

All written or oral forward-looking statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date of this report, or after the respective dates on which such statements otherwise are made.

General

Community First, Inc., (the "Company") is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and became so upon the acquisition of all the voting shares of Community First Bank & Trust on August 30, 2002. We were incorporated under the laws of the State of Tennessee as a Tennessee corporation on April 9, 2002, and conduct substantially all of our activities through and derive substantially all of our income from our wholly-owned bank subsidiary, Community First Bank & Trust, a Tennessee chartered bank (the "Bank").

The Bank commenced business on May 18, 1999, as a Tennessee-chartered commercial bank whose deposits are insured by the Federal Deposit Insurance Corporation's Bank Insurance Fund. The Bank is regulated by the Tennessee Department of Financial Institutions and the Federal Deposit Insurance Corporation ("FDIC"). This report has not been reviewed, or confirmed for accuracy or relevance, by the FDIC. The Bank's sole subsidiary is Community First Title, Inc.; a Tennessee chartered and regulated title insurance company. CFBT Investments, Inc., is a wholly-owned subsidiary of Community First Title, Inc., and is the parent of Community First Properties, Inc., which was established as a Real Estate Investment Trust pursuant to Internal Revenue Service regulations.

The Company completed its acquisition of 100% of the outstanding shares of common stock of The First National Bank of Centerville, a national banking association ("First National") on October 26, 2007 pursuant to the terms of an Agreement and Plan of Reorganization and Share Exchange, dated as of August 1, 2007, by and between the Company and First National. The Company paid $22.8 million to acquire all of the outstanding shares of common stock of First National which it financed through the issuance of $15 million of subordinated debentures and a $8 million distribution from First National.

As a national bank, First National was subject regulation by the Office of the Comptroller of the Currency (OCC) and the FDIC. On January 31, 2008, First National was merged with and into the Bank, with the Bank continuing as the surviving entity.

The Company conducts banking activities from the main office and three branch offices in Columbia, Tennessee, one branch office in Mount Pleasant, Tennessee, one branch office in Franklin, Tennessee, one branch office in Thompson's Station, Tennessee, one branch office in Murfreesboro, Tennessee, one branch office in Centerville, Tennessee and one branch office in Lyles, Tennessee. The Company also operates eleven automated teller machines in Maury County, four automated teller machines in Williamson County, one automated teller machine in Rutherford County, Tennessee and two automated teller machines in Hickman County, Tennessee.

The Company's and its subsidiaries' principal business is to accept demand and savings deposits from the general public and to make residential mortgage, commercial, construction, and consumer loans. The Company's results of operations depend primarily on net interest income, which is the difference between the interest income from earning assets, such as loans and investments, and the interest expense incurred on interest bearing liabilities, such as deposits, subordinated debentures, and other borrowings. The Company also generates noninterest income, including service charges on deposit accounts, mortgage lending income, investment service income, earnings on bank owned life insurance ("BOLI"), and other charges, and fees. The Company's noninterest expense consists primarily of employee compensation and benefits, net occupancy and equipment expense, and other operating expenses. The Company's results of operations are significantly affected by its provision for loan losses and its provision for income taxes. The following discussion provides a summary of the Company's operations for the past three years and should be read in conjunction with the consolidated financial statements and related notes presented elsewhere in this report.

Critical Accounting Policies

The accounting principles we follow and our methods of applying these principles conform with accounting principles generally accepted in the United States of America and with general practices within the banking industry. In connection with the application of those principles, we have made judgments and estimates which, in the case of the determination of our allowance for loan losses (ALL), have been critical to the determination of our financial position, results of operations and cash flows.

Unrealized Losses on Securities Available for Sale. Declines in the fair value of securities below their amortized cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers the length of time and extent that fair value has been less than amortized cost, the financial condition and near term prospects of the issuer, and the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable incurred losses. Loan losses are charged against the allowance when management believes the

uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using the nature and volume of the portfolio, information about specific borrower situations, and estimated collateral values, economic conditions, and other factors in accordance with Statement of Financial Accounting Standards ("SFAS") No. 114, *Accounting by Creditors for Impairments of a loan* and Statement of Financial Accounting Standards ("SFAS") No. 5, *Accounting for Contingencies.* Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loans that, in management's judgment, should be charged off.

The allowance for loan losses is maintained at a level that management believes will be adequate to absorb probable incurred losses on existing loans at the balance sheet date. Provision to and adequacy of the allowance for loan losses are based on the evaluation of the loan portfolio utilizing objective and subjective criteria, in accordance with SFAS 114 and SFAS 5. The objective criteria primarily include an internal grading system and specific allocations for impaired loans. The Company utilizes a historical analysis to validate the overall adequacy of the allowance for loan losses in accordance with SFAS 5. The subjective criteria take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, and business conditions that may affect the borrowers' ability to pay, and other relevant factors. Changes in any of these criteria or the availability of new information could require adjustments of the allowance for loan losses in future periods. No portion of the Company's allowance for loan losses is restricted to any individual loan or group of loans, and the entire allowance for loan losses is available to absorb losses for any and all loans.

Under SFAS 114, a loan is impaired when it is probable that the Company will be unable to collect all amounts due (including both interest and principal) according to the contractual terms of the loan agreement. Generally, a loan is impaired for purposes of SFAS 114 if it exhibits the same level of weaknesses and probability of loss as loans (or portions of loans) classified special mention, substandard, doubtful or loss. Commercial and commercial real estate loans are individually evaluated for impairment. Consumer and residential real estate loans are also individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate, or at the fair value of collateral, net of selling costs, if repayment is expected solely from the collateral.

The Bank automatically places loans on non-accrual when they become 90 days past due, however; when in management's opinion the borrower may be unable to meet payments the loan may be placed on non-accrual at that time even if not then 90 days past due. Loans may not be placed on nonaccrual if they are well collateralized and in process of collection. When interest is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements.* This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, *Effective Date*

of FASB Statement No. 157. This FSP, delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material. In October 2008, the FASB issued FSP 157-3, *Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active.* This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption was not material.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard was effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

ANALYSIS OF RESULTS OF OPERATION

We had a net loss of $1,290 for the year ended December 31, 2008, a decrease of 154.2% over net income of $2,380 for 2007. Net income in 2006 was $2,802. Pretax income declined from $3,204 in 2007 to a loss of $2,773 in 2008. Pretax income in 2006 was $3,915. The decrease in pretax income in 2008 was primarily the result of additional allowance for loan losses recorded through provision expense due to effects of the deteriorating economy in the Company's market areas on the overall asset quality of the Bank's loan portfolio, particularly within the real estate construction and development segment of the portfolio. Growth in interest income in 2008 and 2007 was offset in part by the increase in interest expense. The increase in interest expense in 2008 was primarily due to the $15,000 in subordinated debt that was issued in the fourth quarter of 2007. The increase in interest expense in 2007 was due to increases in interest bearing deposits and other borrowings and noninterest expenses. Noninterest expenses increased primarily as a result of an increase in salaries, occupancy, and furniture and equipment expenses, most of which is attributable to the First National acquisition and opening of one additional branch location in Williamson County. In 2008, noninterest expense increased by 35.9% while net interest income only increased 17.0% over 2007. In 2007, noninterest expense increased by 33.9% (while net interest income increased 20.4%) over 2006 primarily due to salaries and other operating expenses associated with growth of the Company including adding additional branches in Maury County and expanding in Williamson, Rutherford, and into Hickman Counties. Basic and diluted earnings (loss) per share were both ($0.40) for 2008 compared to $0.76 and $0.73 in 2007. Basic and diluted earnings per share in 2006 were $0.97 and $0.94.

Net Interest Income

Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest-bearing liabilities and is the most significant component of the Company's earnings.

2008 compared to 2007

Net interest income before the provision for loan losses for 2008 increased $2,512, or 17.0%, to $17,275 compared to $14,763 in 2007. The increase was due primarily to continued growth in the Company's loan portfolio, which was funded primarily by deposit growth and other borrowings. The increase in volume for loans and deposits was significantly offset by declines in interest rates during 2008.

Interest and fee income on loans in 2008 was $34,713, an increase of $2,056, or 6.3%, over 2007. The increase in interest income is due to growth and higher average balances on loans. The increase in loan interest income was offset by significant declines in market interest rates during 2008 as the federal funds rate dropped 400 basis points in 2008. Average gross loans increased 31.3% while loan interest income increased only 6.3% during 2008 compared to an increase of 34.1% in average loans and a 35.9% increase in loan interest income during 2007. During 2008, approximately 36.5% of our loan portfolio was tied to a variable rate.

Interest income for tax exempt and taxable securities was $3,217, an increase of $978, or 43.7%, over 2007. The increase in interest income was the result of securities acquired through the purchase of First National in October 2007 and purchase of approximately $16,000 in additional securities during the fourth quarter of 2008 as replacement collateral for public funds previously collateralized by surety bonds no longer issued by the insurance company.

Although net interest income increased, our net interest margin continued to experience compression throughout 2008, declining to 2.81% from 3.14% in 2007, a decrease of 33 basis points ("bps"). The decline in net interest margin was primarily due to the decrease in market rates during 2008. As a result of competitive pricing pressures our loans tend to reprice more quickly than our deposits and other funding liabilities.

The yield on interest earning assets decreased 130 bps to 6.23% in 2008, compared to 7.53% in 2007. This decrease was primarily due to the decline in market rates during 2008. The decrease in loan yield was somewhat offset by modest increases in securities yields. Interest and fee income on loans increased $2,056 over 2007. That increase is comprised of a $10,217 increase due to volume offset by $8,161 decrease due to rates. Investment yields increased 56 bps to 5.18% in 2008, compared to 4.62% in 2007. The increase of $978 in investment income in 2008 was attributed primarily to the increase in volume of $624. The remainder of the increase was due to the change in yield of $354.

Interest expense totaled $20,976 for the year ended 2008, compared to $20,606 in 2007, an increase of $370, or 1.8%. The increase in interest expense was due to $15,000 in subordinated debt that was issued in the third quarter of 2007 bearing a full year's expense in 2008. Interest

expense on deposits decreased $323, or 1.7%, during 2008 due to the effects of exceptionally low fed funds and market rates during the year. Interest expense on time deposits over $100,000 decreased $356 in 2008. The decrease of $356 was due to an increase of $3,950 in volume offset by a decrease of $4,306 due to interest rates. During 2007, the Bank became more dependent upon broker deposits and national market CDs which were only available at rates that were higher than our cost of funds for core deposits. In 2008, the cost of broker deposits and national market CDs dropped below our cost of funds for core deposits due to competitive pricing in the local market for other core deposits. As a result, we were able to replace the higher rate deposits with lower rate deposits during 2008 and acquire additional funding through those sources. Broker deposits increased $28,625 and national market CDs increased $7,056 during 2008.

2007 compared to 2006

Net interest income before the provision for loan losses for 2007 increased $2,502, or 20.4%, to $14,763 compared to $12,261 in 2006. The increase was due primarily to continued growth in the Company's loan portfolio, which was funded primarily by deposit growth, as well as the Company's acquisition of First National in the fourth quarter of 2007. The addition of First National increased net interest income $708 in 2007.

Interest and fee income on loans in 2007 was $32,657, an increase of $8,634, or 35.9%, over 2006. The increase in interest income is due to growth and higher average balances on loans. During 2007, approximately 49% of our loan portfolio was tied to a variable rate.

Interest income for tax exempt and taxable securities was $2,239, an increase of $723, or 47.7%, over 2006. The increase in interest income was the result of the acquisition of First National in October 2007 with First National's investment securities totaling $54,385 at acquisition. Interest income also increased due to higher average balances as well as opportunities to reinvest in higher-yield bonds provided by the short term maturity structure of the investment portfolio. First National had $41,228 in its investment portfolio at year end 2007 which generated $380 of interest income after the acquisition date.

Although net interest income increased, our net interest margin continued to experience compression throughout 2007, declining to 3.14% from 3.52% in 2006, a decrease of 38 bps. We experienced challenging competitive conditions and continued competitive pricing pressures throughout 2007, which contributed to the decline in net interest margin. The Bank's increased costs of funding resulting from competitive deposit pricing pressure in the Bank's primary market area and its reliance on brokered and national market deposits contributed to the decline in our net interest margin in 2007.

The yield on interest earning assets increased 13 bps to 7.53% in 2007, compared to 7.40% in 2006. This increase was primarily due to continued growth in the loan portfolio and the growth in the investment portfolio. Interest and fee income on loans increased $8,634 over 2006, with $8,200 of the increase due to the increase in the volume of loans. Loan yields increased only 10 bps over 2006 due to the Federal Reserve Bank cutting rates in the fourth quarter of 2007, which negatively impacted 49% of our portfolio that were variable rate loans. Investment yields

increased 35 bps to 4.62% in 2007, compared to 4.27% in 2006. The increase of $723 in investment income was attributed primarily to the increase in volume of $557.

Interest expense totaled $20,606 for the year ended 2007, compared to $13,528 in 2006, an increase of $7,078, or 52.3%. The increase in interest expense was due to deposit growth in higher costing deposits, consisting primarily of time deposits, as well as an increase in higher costing brokered deposits and national market deposits. Interest expense on time deposits over $100,000 increased $1,787 in 2007. The increase of $1,787 was due to $188 in volume and $1,599 due to interest rates. However, an increase in interest expense of $3,848 in other time deposits was attributed primarily to the increase in volume. The increase in interest expense was also due to additional interest expense of $318 associated with the $15,000 of subordinated debentures issued by us in the third quarter of 2007 to finance a portion of the purchase price for the acquisition of First National. The cost of interest bearing deposits and other liabilities followed the same trend, increasing 51 bps to 4.87% in 2007, up from 4.36% in 2006.

Average Balance Sheets, Net Interest Income

Changes in Interest Income and Interest Expense

The following table shows the average daily balances of each principal category of our assets, liabilities and stockholders' equity and an analysis of net interest income for the three years ended December 31.

	2008			2007			2006		
	Average Balance	Interest Rate	Revenue/ Expense	Average Balance	Interest Rate	Revenue/ Expense	Average Balance	Interest Rate	Revenue/ Expense
Gross loans (1 and 2)	$542,456	6.40%	$34,713	$413,185	7.90%	$32,657	$308,039	7.80%	$24,023
Securities available for sale (3)	62,121	5.18%	3,217	48,490	4.62%	2,239	35,465	4.27%	1,516
Federal funds sold and other	9,248	3.47%	321	8,079	5.85%	473	4,824	5.18%	250
Total interest earning assets	613,825	6.23%	38,251	469,754	7.53%	35,369	348,328	7.40%	25,789
Cash and due from banks	9,454			8,847			7,547		
Other nonearning assets	39,182			26,120			15,696		
Allowance for loan losses	(6,681)			(4,879)			(3,745)		
Total assets	$655,780			$499,842			$367,826		
Deposits:									
NOW & money market investments	$ 88,167	1.55%	$1,368	$61,043	2.75%	$1,679	$47,022	2.24%	$1,053
Savings	20,717	0.61%	126	12,550	1.17%	147	8,872	1.33%	118
Time deposits $100,000 and over	156,005	4.05%	6,326	98,047	6.82%	6,682	94,416	5.18%	4,895
Other time deposits	244,100	4.26%	10,402	218,509	4.59%	10,037	137,488	4.50%	6,189
Total interest-bearing deposits	508,989	3.58%	18,222	390,149	4.75%	18,545	287,798	4.26%	12,255
Other borrowings	56,150	4.90%	2,754	32,882	6.27%	2,061	22,698	5.61%	1,273
Total interest-bearing liabilities	565,139	3.71%	20,976	423,031	4.87%	20,606	310,496	4.36%	13,528
Noninterest-bearing liabilities	53,234			41,635			32,173		
Total liabilities	618,373			464,666			342,669		
Shareholders' equity	37,407			35,176			25,157		
Total liabilities and shareholders' equity	$655,780			$499,842			$367,826		
Net interest income			$17,275			$14,763			$12,261
Net interest margin (4)		2.81%			3.14%			3.52%	

1 Interest income includes fees on loans of $1,039, $1,267 and $1,131 in 2008, 2007 and 2006.
2 Nonaccrual loans are included in average loan balances and the associated income (recognized on a cash basis) is included in interest.
3 Amortization cost is included in the calculation of yields on securities available for sale.
4 Net interest income to average interest earning assets.

The following table reflects how changes in the volume of interest earning assets and interest-bearing liabilities and changes in interest rates have affected our interest income, interest expense, and net interest income for the periods indicated. Information is provided in each category with respect to changes attributable to (1) changes in volume (changes in volume multiplied by prior rate); (2) changes in rate (changes in rate multiplied by prior volume); and (3) changes in rate/volume (changes in rate multiplied by change in volume). The changes attributable to the combined impact of volume and rate have all been allocated to the changes due to volume.

Analysis of Changes in Net Interest Income

	2008 to 2007			2007 to 2006		
	Due to Volume (1)	Due to Rate (2) (3)	Total	Due to Volume (1)	Due to Rate (2) (3)	Total
Interest Income:						
Gross loans (a and b)	$ 10,212	$ (8,156)	$ 2,056	$ 8,201	$ 433	$ 8,634
Securities available for sale	630	348	978	556	167	723
Federal funds sold and other	68	(220)	(152)	169	54	223
Total interest earning assets	10,910	(8,028)	2,882	8,926	654	9,580
Interest Expense:						
Deposits:						
NOW & money market investments	$ 746	$ (1,057)	$(311)	$ 314	$ 312	$626
Savings	96	(117)	(21)	49	(20)	29
Time deposits $100,000 and over	3,953	(4,309)	(356)	188	1,599	1,787
Other time deposits	1,175	(810)	365	3,646	202	3,848
Total interest-bearing deposits	5,970	(6,293)	(323)	4,197	2,093	6,290
Other borrowings	1,459	(766)	693	571	217	788
Total interest-bearing liabilities	7,429	(7,059)	370	4,768	2,310	7,078
Net interest income	$ 3,481	$ (969)	$ 2,512	$ 4,158	$ (1,656)	$ 2,502

(a) Interest income includes fees on loans of $1,039, $1,267 and $1,131 in 2008, 2007 and 2006.

(b) Nonaccrual loans are included in average loan balances and the associated income (recognized on a cash basis) is included in interest.

Noninterest Income

The Company's noninterest income consists of service charges on deposit accounts, mortgage banking activities, investment service income, earnings on bank owned life insurance policies (BOLI), and other noninterest income.

2008 compared to 2007

Noninterest income for the year ended December 31, 2008 increased 21.8% to $4,503 compared to $3,697 in 2007. Service charges on deposit accounts are our largest source of noninterest income and increased $486, or 29.6%, to $2,130 in 2008 compared to $1,644 in 2007. The largest component of the increase in service charge income was from accounts acquired at First National during October 2007. New accounts opened through our new Thompson's Station branch and regular growth in existing markets also contributed to the increase. The largest component of service charges on deposits is the Bank's overdraft courtesy product, which generated $1,000 for 2008 compared to $863 in 2007.

The Bank originates and sells long-term fixed rate mortgages and the related servicing. Mortgage loans originated and sold generated $1,025 in gains for 2008, a decrease of $187, or 15.4%, compared to $1,212 in 2007. Income from mortgage loans originated and sold was impacted negatively in 2008 by conditions in the economy, particularly in the housing market, which reduced demand for mortgage loans.

Gain on sale of securities available for sale increased $239 to $258 in 2008 compared to $19 in 2007. The increase is due to the Company selling certain securities acquired through the purchase of First National, resulting in the reported gain. The securities were sold in order to fund loan growth during 2008. Investment services income increased $144 to $456 in 2008 compared to $312 in 2007. The increase is due to increasing staff and expanding investment services into Hickman County. Earnings on bank owned life insurance policies (BOLI) increased 58.0% or $87 to $237 in 2008 compared to $150 in 2007. The increase is due to the Company purchasing an additional $4,000 in policies during 2008. Increases in ATM income, and other customer fees are due to continued growth of the Bank's customer base.

The decrease in other service charges, commissions and fees is due primarily due to a decrease in income from our investment in the Appalachian Fund for Growth II, LLC, an unconsolidated corporation which qualifies as a "Community Development Entity" and provides loans to low-income communities.

Management expects that noninterest income will continue to increase in 2009 as low interest rates have increased market demand for mortgage loan originations and continued expansion of our investment services. Service charges on deposit accounts, ATM income, and other customer fees are expected to increase due to regular growth of the Bank through its existing markets.

2007 compared to 2006

Noninterest income for the year ended December 31, 2007 increased 18.3% to $3,697 compared to $3,125 in 2006. Service charges on deposit accounts were our largest source of noninterest income and increased $124, or 8.2%, to $1,644 in 2007 compared to $1,520 in 2006. The largest component of the increase in service charge income was $71 from accounts at First National. First National was acquired by the Company in the fourth quarter of 2007. The Bank's overdraft courtesy product generated $863 for 2007 compared to $1,037 in 2006. Mortgage loans originated and sold generated $1,212 in gains for 2007, an increase of $546, or 82.0%, compared to $666 in 2006. Income from mortgage loans originated and sold was impacted positively in 2007 by increasing our mortgage origination staff from 4 in 2006 to 9 in 2007 and expanding into Williamson and Rutherford Counties. In 2005, the Bank sold property in Williamson County, Tennessee, which created a deferred gain of $390 due to the Bank's financing of the loan for this property. During 2006 the Bank sold this loan to another financial institution and recognized the $390 gain into other noninterest income. First National sold investments during the fourth quarter of 2007 with a gain of $19. Other noninterest income increased $107, or 152.9%, to $177 in 2007 from $70 in 2006. The increase in other noninterest income was primarily due to the Appalachian Fund for Growth II, LLC and an increase in BOLI cash surrender value.

The table below shows noninterest income for each of the three years ended December 31:

	2008	2007	2006
Service charges on deposit accounts	$2,130	$1,644	$1,520
Mortgage banking activities	1,025	1,212	666
Net gains on sale of securities	258	19	-
Gain on sale of land	-	-	390
Investment services income	456	312	228
Earnings on bank owned life insurance policies	237	150	138
ATM income	135	119	74
Other customer fees	121	64	39
Other:			
Other equity investment income	14	9	15
Other service charges, commissions, and fees	95	135	5
Check printer income	22	22	24
Credit life insurance commissions	10	11	26
Total noninterest income	$4,503	$3,697	$3,125

Noninterest Expense

Noninterest expense consists of salaries and employee benefits, net occupancy, furniture and equipment, data processing, advertising and public relations, and other operating expenses.

2008 compared to 2007

Noninterest expense for the year ended December 31, 2008 increased 35.9% to $19,023 compared with $13,997 in 2007. During 2008 and 2007, noninterest expenses have increased as a result of the Bank's expansion. The growth in noninterest expenses throughout 2008 was attributable primarily to salaries and other operating expenses associated with our growth and expansion into Hickman County through our acquisition of First National in the fourth quarter of 2007 and the addition of the new Thompson's Station branch in Williamson County. Salaries and employee benefits increased $1,953, or 27.5%, to $9,049 in 2008 compared to $7,096 in 2007. The Company's staff increased from 142 full time equivalent employees in 2007 to 153 in 2008, an increase of 11 employees. Total salaries expense in 2008 was also impacted by the impact of a full year's salary of 32 employees acquired from First National. Also, included in salaries and employee benefits expense is stock based compensation expense of $226 for 2008 and $253 in 2007. The remaining increase of $3,073 was associated with operating expenses including occupancy expense, furniture, equipment and auto expense, data processing, advertising, audit and accounting, and other expenses. See the table below for details of changes in noninterest expenses for 2008 and 2007. Management expects that noninterest expenses in total will continue to increase moderately during 2009 but should decline as a percentage of average assets as we continue to experience operating efficiencies as our growth continues. We also anticipate a significant increase in FDIC assessments during 2009 as a result of an increase in assessment rates as a result of depletion of the FDIC reserve funds due to an increase in bank failures during 2008 and additional increases in rates related to the Temporary Liquidity Guarantee Program.

2007 compared to 2006

Noninterest expense for the year ended December 31, 2007 increased 33.9% to $13,997 compared with $10,453 in 2006. During 2007 and 2006, noninterest expenses have increased as we have expanded our operations. The growth in noninterest expenses throughout 2007 and 2006 was attributable primarily to salaries and other operating expenses associated with our growth and expansion into Williamson and Rutherford Counties and into Hickman County through our acquisition of First National in the fourth quarter of 2007. Salaries and employee benefits increased $1,645, or 30.2%, to $7,096 in 2007 compared to $5,451 in 2006. The Company's staff increased from 96 full time equivalent employees in 2006 to 142 in 2007, an increase of 46 employees. During the fourth quarter of 2007, we acquired First National and 32 employees were added to our staff. Also, included in salaries and employee benefits expense is stock based compensation expense of $253 for 2007 and $307 in 2006. The remaining increase of $1,899 was associated with operating expenses including data processing, advertising, audit and accounting, and other expenses.

The table below shows noninterest expense for each of the three years ended December 31:

	2008	2007	2006
Salaries and employee benefits	$9,049	$7,096	$5,451
Occupancy expense	1,459	864	550
Furniture and equipment expense	1,013	721	545
Data processing	954	873	684
Advertising and public relations	812	719	509
Audit, accounting and legal	481	368	277
Operational expense	902	763	476
Regulatory and compliance expense	445	254	107
ATM expense	463	331	222
Amortization of intangible asset	429	-	-
Other:			
Holding losses on loans held for sale	93	-	-
Other insurance expense	201	150	88
Printing	133	25	19
Other employee expenses	306	235	210
Dues and memberships	105	81	69
Other real estate expense	260	156	25
Loan expense	133	139	146
Directors expense	210	174	152
Postage and freight	365	324	268
Miscellaneous chargeoffs	209	70	93
Miscellaneous taxes and fees	231	100	140
Federal Reserve and other bank charges	122	78	63
Other	648	476	359
Total noninterest expense	$19,023	$13,997	$10,453

Provisions for Loan Losses

During 2008, we provided $5,528 for loan losses, a substantial increase of $4,269, or 339.1%, over $1,259 in 2007. The increase in provision was primarily due to higher net charge offs reflecting the negative effects of the local and national economy on the Bank's customers', particularly its real estate construction and development customers, ability to meet scheduled loan payments, increasing delinquency and default rates for the Bank. The customer credit problem was further impacted by declining market values for real estate collateral securing loans due to decreases in property values. The increase in the provision was also partially due to regular growth of the Bank's loan portfolio. Gross loans increased 16.2% or $79,505 in 2008.

Management's determination of the appropriate level of the provision for loan losses and the adequacy of the allowance for loan losses is based, in part, on an evaluation of specific loans, as well as the consideration of historical loss experience, which management believes is representative of probable loan losses. Other factors considered by management include the composition of the loan portfolio, current and anticipated economic conditions, and the creditworthiness of our borrowers and other related factors. See the further discussion under "Critical Account Policies - Allowance for Loan Losses."

Income Taxes

The effective income tax rates were (53.5%), 25.7%, and 28.4%, for 2008, 2007 and 2006, respectively. The change in the effective tax rate for 2008 as compared to 2007 was primarily because items that reduce taxable income or tax credits have the effect of increasing the effective tax benefit rate when applied to a pre tax loss; whereas, these items decrease the effective tax rate when applied to pretax income.

Analysis of Financial Condition

Total assets at December 31, 2008 were $715,326, an increase of $79,264, or 12.5%, over 2007 year end assets of $636,062. Average assets for 2008 were $655,780, an increase of $155,938 or 31.2% over average assets for 2007.

The primary reason for the increase in total assets was growth in the loan portfolio, offset by decreases in cash and cash equivalents, securities, and an increase in the allowance for loan losses. The increase in total assets was funded primarily through growth in deposits, additional borrowings, and the reduction in securities. Changes for each major class of assets and liabilities are discussed below.

Loans

Gross loans (excluding mortgage loans held for sale) grew from $490,608 at December 31, 2007, to $570,113 at December 31, 2008, an increase of $79,505, or 16.2%. Mortgage loans held for sale at December 31, 2008, were $6,107 compared to $5,710 at December 31, 2007, an increase of $397. The majority of the loan growth is attributable to real estate loans. 58.0% of the loan growth in 2008 is attributable to commercial real estate loans, 15.1% is attributable to construction loans secured by real estate, and 14.8% is attributable to 1-4 family loans.

Of the total loans of $570,113 in the portfolio as of year end 2008, $208,027, or 36.5% were variable rate loans and $362,086 were fixed rate loans.

On December 31, 2008, the Company's loan to deposit ratio (including mortgage loans held for sale) was 96.1%, compared to 88.7% in 2007. The loan to asset ratio (including mortgage loans held for sale) was 80.6% for 2008, compared to 78.0% in 2007. Management expects loan demand to slow substantially in 2009, particularly in commercial real estate, residential construction, and residential development loans which represent a significant portion of the Company's loan portfolio, as a result of economic conditions.

The following table presents various categories of loans contained in our loan portfolio for the periods indicated and the total amount of all loans for such period:

	2008	2007	2006	2005	2004
Real estate					
Construction	$152,937	$140,905	$93,704	$61,530	$36,241
1-4 family residential	163,211	151,478	96,309	79,634	67,844
Commercial	162,475	116,327	90,147	69,549	66,319
Other	4,779	4,567	3,009	894	288
Commercial, financial and agricultural	62,674	50,240	46,942	36,601	30,068
Tax exempt	354	-	-	-	-
Consumer	13,965	14,969	11,560	10,803	9,597
Other	9,718	12,122	7,302	407	470
Total loans	$570,113	490,608	348,973	259,418	210,827
Allowance for loan losses	(8,981)	(6,086)	(4,259)	(3,268)	(2,740)
Total loans (net of allowance)	561,132	$484,522	$344,714	$256,150	$208,087

The following is a presentation of an analysis of maturities of loans as of December 31, 2008:

Type of Loan	Due in 1 year or less	Due in 1 to 5 years	Due after 5 Years	Total
Commercial, financial and agricultural	31,127	28,060	3,487	62,674
Commercial real estate	44,330	111,230	6,915	162,475
Real estate-construction	126,104	26,198	635	152,937
Total	201,561	165,488	11,037	378,086

The following is a presentation of an analysis of sensitivities of loans to changes in interest rates as of December 31, 2008 for the loan types mentioned above:

Loans due after 1 year with predetermined interest rates	$173,055
Loans due after 1 year with floating, or adjustable, interest rates	3,470
	$176,525

Asset Quality

The following table presents information regarding impaired, nonaccrual, past due and restructured loans at the dates indicated:

	December 31,				
	2008	2007	2006	2005	2004
Loans considered by management as impaired:					
Number	67	67	38	20	10
Amount	$4,201	$3,945	$1,416	$117	$905
Loans accounted for on nonaccrual basis:					
Number	59	63	27	12	10
Amount	$3,357	$2,764	$1,059	$508	$905
Accruing loans (including consumer loans) which are contractually past due 90 days or more as to principal and interest payments:					
Number	5	-	-	-	-
Amount	$ 7	$ -	$ -	$ -	$ -
Loans defined as "troubled debt restructurings"					
Number	-	-	-	-	-
Amount	$ -	$ -	$ -	$ -	$ -
Other classified loans not included above	$16,787	$ 4,882	$ -	$ -	$ -

As of December 31, 2008, there were $16,787 in loans classified by management as doubtful or substandard that are not on nonaccrual, which (i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (ii) represent material credits about which management is not aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms; however, these loans have not reached a point where management considers them to be nonperforming or impaired.

Interest income on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

There are no other loans which are not disclosed above where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

The following table presents information regarding loans included as nonaccrual and the gross income that would have been recorded in the period if the loans had been current.

	2008	2007	2006	2005	2004
Nonaccrual interest	$567	$ 355	$ 144	$ 30	$ 45

The commercial real estate market has declined significantly as a result of local and national economic recession during 2008. Real estate related loans, including commercial real estate loans, residential construction and residential development and 1-4 family residential loans, comprised almost 85% of the Company's loan portfolio at December 31, 2008. Market conditions for residential development and residential construction have seen substantial declines due to the effects of the recession on individual developers, contractors and builders. In the short term, the Company anticipates the market conditions for residential development and residential construction to remain depressed, and loan growth in the residential loan portfolio is expected to lag historical growth levels. Credit quality will also continue to decline. The Company has identified specific credit issues within the residential development and residential construction loan portfolio. These issues are primarily the result of the decline in demand for residential properties. Management and the Board seek to monitor market conditions and risks identified within the loan portfolio, particularly within these key areas. The increase in risk associated with the loan portfolio as a result of economic conditions and specifically identified credit issues contributed to the increase in the Company's allowance for loan losses, net charge offs and provision for loan losses in 2008.

Nonperforming loans are defined as nonaccrual loans, loans still accruing but past due 90 days or more, and restructured loans. The following table presents information regarding nonperforming loans at the dates indicated:

	2008	2007	2006	2005	2004
Loans secured by real estate	$ 2,868	$2,301	$ 843	$ 436	$ 867
Commercial and Industrial	300	194	191	34	-
Consumer	187	256	25	-	38
Other	2	13	-	38	-
Total	$3,357	$2,764	$ 1,059	$ 508	$ 905

Management classifies commercial and commercial real estate loans as nonaccrual loans when principal or interest is past due 90 days or more and the loan is not adequately collateralized. Also loans are classified as nonaccrual when, in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the obligation and the loan is not in the process of collection. Nonaccrual loans are not reclassified as accruing until principal and interest payments are brought current and future payments appear reasonably certain. Loans are categorized as restructured if the original interest rate, repayment terms, or both were restructured due to deterioration in the financial condition of the borrower. However, restructured loans that demonstrate good performance under the restructured terms and that yield a market rate of interest may be removed from restructured status in the year following the restructure.

Other real estate owned increased $7,343 to $8,041 at December 31, 2008 compared to $698 at December 31, 2007. The increase in other real estate is due to the effects of the recession during 2008 on individual borrowers, resulting in an increase in foreclosures. Included in the balance at year end 2008 are loans totaling $2,269 that were originated to facilitate the sale of other real estate. Under current accounting rules, loans of this nature must be reported as other real estate owned until the loan to value ratio is below a certain level, depending on the type of loan. $428 of the reclassified loans are performing in accordance with the loan agreement. Interest income from those loans is included in loan interest income. At December 31, 2007, loans reclassified as other real estate owned totaled $104. Management is working to sell the properties that are owned in order to recover the Bank's investment in the loans that ultimately resulted in foreclosure. It is possible that the balance of other real estate owned could increase during 2009 due to the continuing economic recession potentially leading to additional foreclosures and low demand for both residential and commercial properties could require the Bank to hold the properties for a longer period of time. The Company makes every effort to avoid foreclosure, particularly for owner occupied residential properties. We anticipate being able to work with the Treasury and other government agencies as new legislation and initiatives are introduced to help slow the rate of foreclosure during the current economic downturn. The increase in other real estate owned during 2008 will likely result in a decrease in interest income in 2009 due to other real estate being considered a non-earning asset and an increase in noninterest expense due to expenses associated with maintaining the properties that are owned.

Summary of Loan Loss Experience

An analysis of our loss experience is furnished in the following table for the periods indicated, as well as a breakdown of the allowance for loan losses:

	December 31,				
	2008	2007	2006	2005	2004
Balance at beginning of period	$6,086	$4,259	$3,268	$2,740	$2,249
Increase due to acquisition of First National	-	730	-	-	-
Charge offs:					
Commercial, financial and agricultural	(449)	(86)	(8)	(98)	(66)
Real Estate-construction	(1,621)	-	-	-	-
Real Estate-1 to 4 family residential	(410)	(47)	-	(14)	(7)
Real Estate-commercial	-	(2)	-	-	-
Real Estate-other	-	-	-	-	-
Consumer and other loans	(273)	(77)	(42)	(121)	(179)
	(2,753)	(212)	(50)	(233)	(252)
Recoveries:					
Commercials, financials and agriculture	3	27	-	-	-
Real Estate-construction	7	-	-	-	-
Real Estate-1 to 4 family residential	47	-	1	25	6
Real Estate-commercial	-	-	-	-	-
Real Estate-other	-	-	-	-	-
Consumer and other loans	63	23	22	53	17
	120	50	23	78	23
Net Charge offs	(2,633)	(162)	(27)	(155)	(229)
Provision for loan losses	5,528	1,259	1,018	683	720
Balance at end of period	$8,981	$6,086	$4,259	$3,268	$2,740
Ratio of net charge offs during the period to average loans outstanding during the period	0.49%	0.04%	0.01%	0.07%	0.12%
Ratio of nonperforming loans to total loans	0.59%	0.56%	0.30%	0.20%	0.45%
Ratio of impaired loans to total loans	0.74%	0.80%	0.41%	0.05%	0.43%
Ratio of allowance for loan losses to total loans	1.58%	1.24%	1.22%	1.26%	1.30%

At December 31, of each period presented below, the allowance was allocated as follows:

	2008	2007	2006	2005	2004
Commercial, financial and agricultural	$ 1,015	$ 596	$ 547	$ 458	$ 379
Real-estate construction	3,031	1,611	1,053	772	494
Real-estate 1-4 family	3,045	2,089	1,266	1,038	818
Real-estate commercial	1,218	1,342	1,110	871	925
Consumer and other loans	672	448	283	129	124
Total	$ 8,981	$ 6,086	$ 4,259	$ 3,268	$ 2,740

At December 31, of each period presented below, loan balances by category as a percentage of gross loans were as follows:

	2008	2007	2006	2005	2004
Commercial, financial and agricultural	11.0%	10.2%	13.5%	14.1%	14.3%
Real-estate construction	26.8%	28.7%	26.9%	23.7%	17.2%
Real-estate 1-4 family	28.6%	30.9%	27.6%	30.7%	32.2%
Real-estate commercial	28.5%	23.7%	25.8%	26.8%	31.5%
Consumer and other loans	5.1%	6.5%	6.2%	4.7%	4.8%
Total (1)	100.00%	100.0%	100.0%	100.0%	100.0%

(1) Does not include mortgage loans held for sale

Allowance for Loan Losses

The allowance for loan losses increased $2,895 or 47.6% to $8,981 at December 31, 2008 compared to $6,086 at December 31, 2007. The increase in the allowance was based on the factors discussed in the Asset Quality section above. In considering the adequacy of our allowance for loan losses, management has focused on changes in the economy at local and national levels that can bear an impact on the overall risk associated with our loan portfolio as well as increases in specific credit risks identified in our loan portfolio as a result of the changes in market conditions.

Although our loan portfolio is concentrated in Middle Tennessee, management does not believe this geographic concentration presents an abnormally high risk. At December 31, 2008 the following loan concentrations exceeded 10% of total loans: commercial real estate loans, 1-4 family residential loans, construction loans, and commercial, financial, and agricultural loans. Management does not believe that this concentration presents abnormally high risk. Loan concentrations are amounts loaned to a multiple number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions.

Securities

At December 31, 2008, we owned $76,497 in securities, compared to $80,933 at year end 2007. The $4,436 decrease in total securities in 2008 was primarily a result of the Company liquidating a portion of the security portfolio to reinvest in higher yield loans. The unrealized gains on securities at year end 2008 were $152, net of tax. The investment portfolio was 10.7% of total assets at December 31, 2008, and 12.7% of total assets at December 31, 2007. All of the Company's securities are classified as available for sale. The Company's investment portfolio is used to provide interest income and liquidity and for pledging purposes to secure public fund deposits.

Unrealized losses on securities have not been recognized into income because the securities are of high credit quality, management has the intent and ability to hold until maturity or until recovery, and the decline in fair value is largely due to changes in market interest rates. The fair value is expected to recover as the securities approach their maturity date and/or normal liquidity returns to the marketplace.

Management evaluates securities for other-than-temporary impairment on at least a quarterly basis and the investment committee makes such an evaluation on an annual basis. These evaluations are made more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, the Company may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition.

At year end 2008, 16.7% of the Company's securities available for sale were reported at an unrealized loss. In the event that securities were to be sold for liquidity purposes, there are sufficient holdings not in an unrealized loss position that could be sold, so that the Company would not be forced to sell the securities reporting an unrealized loss. The Company is further limited in the amount of securities that can be sold due to pledging requirements for Bank liabilities. Management considers security holdings in excess of our pledging requirement to be available for liquidity purposes. Sale of such holdings would not impair our ability to hold the securities reporting an unrealized loss until the loss is recovered or until maturity.

At year end 2008, the Company held $5,000 in trust preferred securities issued by Tennessee Commerce Statutory Trust. Other than this investment, the Company did not hold securities of any one issuer, other than U.S. Government sponsored entities, in an amount greater than 10% of shareholders' equity as of December 31, 2008 or 2007.

The carrying value of securities at December 31 is summarized as follows:

	December 31, 2008		December 31, 2007	
	Amount	% of Total	Amount	% of Total
U.S. Government sponsored entities	$ 4,496	5.9%	$ 15,919	19.6%
Mortgage-backed securities	54,783	71.6%	54,119	66.9%
State and municipals	8,457	11.0%	6,233	7.7%
Other debt securities	8,761	11.5%	4,662	5.8%
Total	$ 76,497	100.0%	$ 80,933	100.0%

	December 31, 2006	
	Amount	% of Total
U.S. Government sponsored entities	$ 19,776	56.2%
Mortgage-backed securities	7,857	22.3%
State and municipals	6,092	17.3%
Other debt securities	1,486	4.2%
Total	$ 35,211	100.0%

The following table presents the carrying value by maturity distribution of the investment portfolio, along with weighted average yields thereon, as of December 31, 2008:

	Within 1 Year	1-5 Years	5-10 Years	Beyond 10 Years	Total
U.S. Government sponsored entities	$ -	$ 4,496	$ -	$ -	$ 4,496
State and municipals	-	-	3,619	4,838	8,457
Other debt securities	-	5,000	982	2,779	8,761
Total debt securities	$ -	$ 9,496	$ 4,601	$ 7,617	$ 21,714
Weighted average yield(tax equivalent)	-	5.20%	5.56%	5.80%	5.49%
Mortgage-backed securities					$ 54,783
Weighted average yield					5.37%

Premises and Equipment

In 2008, fixed assets, net of depreciation, increased $997. The largest component of the increase in fixed assets consisted of $1,274 due to the completion of the Bank's new Thompson's Station branch located in Williamson County.

Rent expense was $409 in 2008, compared to $288 in 2007. The increase was due to the new lease on the land for the new branch in Thompson's Station, Tennessee, and the increase in the number of ATMs.

Deposits

We rely on having a growing deposit base to fund loan and other asset growth. Total deposits were $599,318 at December 31, 2008, compared to $559,303 at December 31, 2007. The following table sets forth the composition of the deposits at December 31:

	2008		2007	
	Amount	% of Total	Amount	% of Total
Noninterest-bearing demand accounts	$ 45,848	7.7%	$ 52,272	9.3%
Interest-bearing demand accounts	88,426	14.7%	81,637	14.6%
Savings accounts	18,508	3.1%	21,065	3.8%
Time deposits greater than $100,000	167,708	28.0%	145,735	26.1%
Other time deposits	278,828	46.5%	258,594	46.2%
Total	$599,318	100.0%	$559,303	100.0%

The majority of deposits continue to be in time deposits. Time deposits (certificate of deposits and IRAs) totaled $446,536, or 74.5% of total deposits. Time deposits less than $100 were $278,828 at December 31, 2008, which is an increase of $20,234 from year end 2007. The majority of the increase in time deposits less than $100 was from broker deposits. Total brokered time deposits were $52,038 at December 31, 2008 with a weighted average rate of 3.04% compared to $23,413 in 2007, with a weighted rate of 5.06%. Management chose to increase broker deposits due to a favorable rate environment compared to national market time deposits and core

customer deposits, particularly late in the year, and due to the loss of the surety bond insurance policy described below.

Prior to September 11, 2008 the Bank had surety bond insurance policies through The Kansas Bankers Surety Company ("Kansas") pledged as collateral for State of Tennessee Collateral Pool public funds deposits. On that date, the Bank was notified that Kansas would exit out of the bank deposit guaranty bond business for all banks. Under Tennessee law, surety bonds pledged to the Tennessee Collateral Pool must be issued by carriers who have the highest claims paying ability rating offered by two nationally recognized ratings services and must be approved by the State Funding Board. As of year end 2008, there were no other insurance companies that had been approved under the Tennessee law. As a result, the Bank is required to pledge other bank securities to secure public funds deposits with the Tennessee Collateral Pool. Additional securities were purchased in order to meet the pledging requirement. The Bank obtained $15,164 in broker deposits in the third quarter of 2008 for the purpose of purchasing the needed securities for pledging, contributing to the significant increase in 2008 broker deposits over 2007.

Personal CDs were $104,757 at December 31, 2008 with a weighted average rate of 3.44%. Personal time deposits decreased $20,557 over 2007. The decrease in personal CDs is primarily due to the 2007 balance being unusually high as a result of a variable rate product that was offered during 2007 that allowed the rate for the CD to change once during its term, at the customer's discretion. Due to the falling rate environment during 2008, this product was not attractive to customers and the Bank discontinued the product. Due to competitive pricing pressures in the Bank's new and existing markets, the Bank historically pursued additional funding at a slightly higher interest rate in national market deposits. During 2008, the lower rates available for broker deposits resulted in less growth for national market CDs. At December 31, 2008, 64.6% of total deposits were considered local or core deposits (deposits other than broker CDs, national market CDs, and state, county, and municipal CDs), compared to 63.7% at year end 2007. Broker deposits increased from 4.1% to 8.7% of total deposits during 2008. National market CDs decreased from 6.6% to 6.4% during 2008. At December 31, 2008, national market time deposits totaled $121,572, with a weighted average rate of 4.13%. At December 31, 2008, we had $443,153 in time deposits maturing within two years, of which $52,038 were brokered deposits. Time deposits maturing within one year of December 31, 2008 were $416,610, or 93.3% of total time deposits. If we are not able to retain these deposits at maturity, or attract additional deposits at comparable rates, we may be required to seek higher costing deposits to replace these deposits which could negatively impact our net interest margin. The weighted average cost of all deposit accounts was 3.27% in 2008 compared to 4.33% in 2007. The weighted average rate on time deposits was 4.18% in 2008, compared to 5.28% in 2007. Management expects to seek short-term time deposit funding to match variable rate loans. These efforts, if successful, are expected to reduce interest rate risk and expand our net interest margin.

The following tables present, for the periods indicated, the average amount of and average rate paid on each of the following deposit categories:

	Year Ended December 31,					
	2008		2007		2006	
	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid
Noninterest-bearing demand deposits	$ 48,964	n/a	$ 38,112	n/a	$ 29,272	n/a
Interest-bearing demand accounts	88,167	1.55%	61,043	2.75%	47,022	2.24%
Savings deposits	20,717	0.61%	12,550	1.17%	8,872	1.33%
Time deposits	400,105	4.18%	316,556	5.28%	231,904	4.78%

The following table indicates the amount outstanding of time deposits of $100,000 or more and other time deposits of $100,000 or more, and respective maturities as of December 31, 2008:

3 months or less	$ 58,497
3 months-6 months	36,582
6 months-12 months	62,882
Over 12 months	9,747
Total	$ 167,708

Contractual Obligations

The Company has the following contractual obligations as of December 31, 2008:

	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Operating leases	$ 268	$ 516	$ 409	$ 2,932	$ 4,125
Time deposits	416,610	28,316	1,610	-	446,536
Short term borrowings	21,000	-	-	-	21,000
Long term borrowings	10,835	6,000	8,000	23,000	47,835
Repurchase agreements	-	-	7,000	-	7,000
Preferred stock dividends (1)	809	1,940	1,940	1,546	6,235
Total	$ 449,522	$ 36,772	$ 18,959	$ 27,478	$532,731

(1) Reflects payments due on shares issued through the CPP on February 27, 2009. Amounts presented assume that the preferred stock will be fully redeemed on February 26, 2014.

Short-Term Borrowings

The table below includes certain information related to borrowed funds with original maturities of less than one year. The short-term borrowings are made up of federal funds purchased, a cash management line, and a short-term fixed maturity borrowing.

	2008	2007	2006
Balance at year-end	$21,000	-	-
Weighted average interest rate at year-end	1.17%	-	-
Maximum outstanding at any month-end during the year	$25,594	$14,199	$8,000
Average amount outstanding	$10,537	$4,699	$1,910
Weighted average rates during the year	1.92%	5.52%	5.45%

Long-Term Borrowings

The Company has a secured line of credit of $4,000 to assist with funding the Company's acquisition of all of the outstanding capital stock of First National. The line of credit is secured by 100% of the Bank stock owned by the Company. At year end 2008, the balance on the line of credit was $2,835. The interest rate on the line of credit is based on the prime rate as designated in the Money Rates sections of the Wall Street Journal minus 50 bps with a floor rate of 3.75%. The rate being charged to the line as of December 31, 2008 was 3.75%. The line of credit will mature in the fourth quarter of 2009.

Subordinated Debentures

We established a Trust that issued a $3,000 floating rate trust preferred security as a part of a private offering in 2002. The Trust can currently redeem the securities at any time. The interest rate varies quarterly with interest only payments also due quarterly. The interest rate is New York Prime plus 50 basis points. The interest rate on the securities as of December 31, 2008 was 5.50%. The trust preferred security maturity date is December 31, 2032. We issued $3,000 in floating rate subordinated debentures to the Trust. The issued subordinated debentures count as Tier 1 capital for regulatory purposes. Debt issuance costs of $74 have been capitalized and are being amortized over the term of the securities. Principal officers, directors, and their affiliates at year end 2008 and 2007 owned $700 of the $3,000 subordinated debenture. The proceeds from this offering were utilized to increase the Bank's capital by $3,000.

In 2005, we established a second Trust that issued $5,000 floating rate obligated mandatory redeemable securities through a special purpose entity as a part of pool offering. The interest is paid and the interest rate resets quarterly. The interest rate is the three month LIBOR plus 150 basis points. The interest rate on the securities as of December 31, 2008 was 3.50%. These securities mature on September 15, 2035; however, the maturity may be shortened to a date not earlier than September 15, 2010. We issued $5,000 of subordinated debentures to the Trust, which counts as Tier 1 capital for regulatory purposes. There was no debt issuance cost in obtaining the subordinated debenture. The proceeds from the pool offering were used to increase the Bank's capital.

In 2007, the Company established a third Trust that issued $15,000 floating rate obligated mandatory redeemable securities through a special purpose entity as a part of pool offering. The interest is paid and the interest rate resets quarterly. The interest rates are 7.96% fixed for five years, and subsequently resets to the 3 month LIBOR plus 300 basis points. These securities mature on September 27, 2037; however, the maturity may be shortened to a date not earlier than December 15, 2012. They are presented in liabilities on the balance sheet and $7,482count as Tier 1 capital and the remaining $7,518 is considered as Tier II capital for regulatory purposes. The proceeds from this offering were used to finance a portion of the cash purchase price paid in connection with the acquisition of First National.

Liquidity

Our liquidity, primarily represented by cash and cash equivalents, is a result of our operating, investing and financing activities. These activities are summarized below for the three years ended December 31:

	2008	2007	2006
Net income (loss)	$ (1,290)	$ 2,380	$ 2,802
Adjusted to reconcile net income (loss) to net cash provided by (used in) operating activities	(911)	1,490	(1,517)
Net cash provided by (used in) operating activities	(2,201)	3,870	1,285
Net cash from investing activities	(86,451)	(116,771)	(100,910)
Net cash from financing activities	81,178	125,113	88,972
Net change in cash and cash equivalents	(7,474)	12,212	(10,653)
Cash and cash equivalents at beginning of period	27,285	15,073	25,726
Cash and cash equivalents at end of period	$ 19,811	$ 27,285	$ 15,073

The adjustments to reconcile net loss to net cash from operating activities in 2008 primarily consist of mortgage banking activities, gain on sale of securities, deferred income tax benefit and provisions for loan losses. The significant components of operating activities for 2008 were a $258 gain on sale of securities, $68,024 of mortgage loans originated for sales and proceeds from the sale of mortgage loans of $63,354 which resulted in a gain of $1,025, provisions for loan loss of $5,528, and deferred income tax benefit of $1,590. The adjustments to reconcile net income to net cash from operating activities in 2007 primarily consist of mortgage banking activities and provisions for loan losses. The significant components of operating activities for 2007 were $82,697 of mortgage loans originated for sales and proceeds from the sale of mortgage loans of $82,180 which resulted in a gain of $1,212, and provisions for loan loss of $1,259.

Significant components of investing activities during 2008 were net loan originations of $86,407 and purchases of securities available for sale of $34,634, offset by the proceeds from the maturities and redemptions of securities available for sale of $17,277 and sales of $22,194 of investment securities. Significant components of investing activities during 2007 were net loan originations of $102,243, purchases of securities available for sale of $31,820, offset by the

proceeds from the maturities and redemptions of securities available for sale of $20,453 and sales of $20,289 of investment securities. Net assets acquired from purchase of First National of $18,460 also contributed to cash from investing activities.

Significant financing activities during 2008 included net increase in deposits of $40,015, net proceeds from Federal Home Loan Bank advances of $21,000, net proceeds from federal funds purchased of $9,000, proceeds of $4,325 in other borrowed money, and $7,000 in proceeds from a repurchase agreement. Financing activities during 2007 included the issuance of $15,000 in trust preferred securities, net increase in deposits of $107,846, and proceeds from issuance of common stock of $4,380.

Liquidity refers to our ability to fund loan demand, meet deposit customers' withdrawal needs and provide for operating expenses. As summarized in the statement of cash flows, our main sources of cash flow are receipts of deposits from our customers and, to a lesser extent, repayment of loan principal and interest income on loans and securities.

The primary uses of cash are lending to Company's borrowers and investing in securities and short-term interest earning assets. In 2008, deposit growth was less than loan demand, which necessitated additional borrowings. At December 31, 2008, we had $10,000 in FHLB letters of credit to secure public deposits. FHLB letters of credit were used to keep our security portfolio available for liquidity purposes. Other potential sources of liquidity include the sale of loans held for sale, Federal Home Loan Bank advances, acquisition of national market time deposits or broker time deposits, the purchase of federal funds, repurchase agreements or, to a lesser extent, the sale of securities available for sale from the Bank's securities portfolio. See Note 2 for discussion of securities availability for liquidity purposes.

We consider our liquidity sufficient to meet our outstanding short and long-term needs. We expect to be able to fund or refinance, on a timely basis, our material commitments and long-term liabilities.

Off-Balance Sheet Arrangements

At December 31, 2008, we had unfunded loan commitments outstanding of $57,281 and unfunded letters of credit of $13,732. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, we have the ability to liquidate federal funds sold or securities available for sale or on a short-term basis to borrow and purchase federal funds from other financial institutions. Additionally, we could sell participations in these or other loans to correspondent banks.

Capital Resources

Our total shareholders' equity at December 31, 2008, was $36,035 compared to $37,173 at December 31, 2007, and $30,657 at December 31, 2006. The factors that changed shareholder's equity in 2008 were the issuance of 22,600 shares of common stock under the stock option plan providing $152 in additional capital, $226 in stock based compensation, $66 in additional shares issued through the dividend reinvestment plan, and an increase in the fair value of available for

sale securities, net of tax, of $88. Offsetting these increases in shareholders' equity was a net operating loss of $1,290 and a cash dividend of $320 and repurchase of shares of common stock of $124.

As of December 31, 2008, and December 31, 2007, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. Our consolidated total capital to risk-weighted assets ratios for year end 2008 and 2007 were 9.81% and 10.97%. Our consolidated Tier 1 to risk weighted assets ratios were 6.72% and 7.87% at year end 2008 and 2007. Also, our Tier 1 to average assets ratios were 6.00% and 6.76% at year end 2008 and 2007. The subordinated debentures, issued in 2002, 2005 and 2007 increased Tier 1 capital, giving the Bank the opportunity to continue its asset growth.

On October 3, 2008, Congress passed the Emergency Economic Stabilization Act of 2008 (EESA), which provides the U. S. secretary of the Treasury with broad authority to implement certain actions to help restore stability and liquidity to U.S. markets. One of the provisions resulting from the Act is the Treasury Capital Purchase Program (CPP), which provides direct equity investment of perpetual preferred stock by the Treasury in qualified financial institutions. The program is voluntary and requires an institution to comply with a number of restrictions and provisions, including limits on executive compensation, stock redemptions and declaration of dividends.

The Company applied to participate in the program during the fourth quarter of 2008 and received notification of approval for the program in the first quarter of 2009. Under the terms of the program, Treasury purchased $17,806 in Senior Preferred shares of the Company on February 27, 2009. The Senior Preferred shares have a cumulative dividend rate of 5% per year, until the fifth anniversary of the Treasury investment, and a dividend rate of 9% thereafter. In addition, under the terms of the agreement, the Company issued warrants to Treasury to purchase additional preferred shares equal to 5% of the investment in Senior Preferred shares at a discounted exercise price. Treasury exercised the warrant immediately upon investment in the Senior Preferred shares. The Warrant Preferred shares have a cumulative dividend rate of 9% per year until redeemed. Dividends on both Senior Preferred and Warrant Preferred shares are required to be paid quarterly.

Dividend requirement for the preferred shares in 2009 is $809; years 2010 through 2013 are $970; 2014, $1,564; 2015 through redemption of the shares $1,683 per year. The increase in 2014 is due to the increase in the dividend rate on the Senior Preferred shares. The Company is able to redeem all or a portion of the Senior Preferred shares at any time but may not redeem the Warrant Preferred shares unless all of the Senior Preferred shares have been redeemed. The required dividends in future periods would be reduced for any redemptions.

Return on Equity and Assets

Returns on average consolidated assets and average consolidated equity and the ratio of average equity to average assets and the dividend payout ratio for the periods indicated are as follows:

	2008	2007	2006
Return on average assets	(.20%)	0.47%	0.76%
Return on average equity	(3.45%)	6.77%	11.14%
Average equity to average assets ratio	5.70%	7.04%	6.84%
Dividend payout ratio	n/m	29.24%	20.52%

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity

Management uses a gap simulation model that takes cash flows into consideration. These include mortgage-backed securities, loan prepayments, and expected calls on securities. Non-maturing balances such as money markets, savings, and NOW accounts have no contractual or stated maturities. A challenge in the rate risk analysis is to determine the impact of the non-maturing balances on the net interest margin as the interest rates change. Because these balances do not "mature" it is difficult to know how they will reprice as rates change. It is possible to glean some understanding by reviewing our pricing history on these categories relative to interest rates. Using the interest rate history from the Asset Liability Management software database spanning up to 20 quarters of data, we can derive the relationship between interest rates changes and the offering rates themselves. The analysis uses the T-Bill rate as an indicator of rate changes. The gap analysis uses beta factors to spread balances to reflect repricing speed. In the gap analysis the model considers deposit rate movements to determine what percentage of interest-bearing deposits that is actually repriceable within a year. Our cumulative one year gap position at December 31, 2008, was -6.0% of total assets. Our policy states that our one-year cumulative gap should not exceed 15% of total assets.

At year end 2008, $417,270 of $661,039 of interest earning assets will reprice or mature within one year. Loans maturing or repricing within one year totaled $390,867, or 68.6% of total loans at December 31, 2008. We had $30,895 loans maturing or repricing after five years. As of December 31, 2008, we had $416,610 in time deposits maturing or repricing within one year.

Gap analysis only shows the dollar volume of assets and liabilities that mature or reprice. It does not provide information on how frequently they will reprice. To more accurately capture our interest rate risk, we measure the actual effects repricing opportunities have on earnings through income simulation models such as rate shocks of economic value of equity and rate shock interest income simulations.

To evaluate the impact of rate change on income, the rate shock simulation of interest income is the best technique because variables are changed for the various rate conditions. Each category of earning assets and liabilities interest change is calculated as rates move up and down. In

addition the prepayment speeds and repricing speeds are changed. Rate shock is a method for stress testing the net interest margin over the next four quarters under several rate change levels. These levels span four 100bps increments up and down from the current interest rate. Our policy guideline is that the maximum percentage change for net interest income cannot exceed plus or minus 10% on 100 bps change and 15% on 200bps change. The following illustrates the effects on net interest income of shifts in market interest rates from the rate shock simulation model.

December 31, 2008				
Basis Point Change	+200 bp	+100bp	-100bp	-200bp
Increase (decrease) in net interest income	5.97%	3.05%	(3.45%)	(7.66%)

December 31, 2007				
Basis Point Change	+200 bp	+100bp	-100bp	-200bp
Increase (decrease) in net interest income	7.07%	3.55%	(3.60%)	(7.36%)

There are more dollars at risk in income in 2008 if rates go down 200 bps, compared to 2007. There are fewer dollars at risk in income in the rate shock simulation when rates rise compared to 2008 and 2007.

Our Economic Value of Equity simulation measures our long-term interest rate risk. The economic value is the difference between the market value of the assets and the liabilities and, technically, it is our liquidation. The technique is to apply rate changes and compute the value. The slope of the change between shock levels is a measure of the volatility of value risk. The slope is called duration. The greater the slope, the greater the impact or rate change on our long-term performance. Our policy guideline is that the maximum percentage change on economic value of equity cannot exceed plus or minus 10% on 100bp change and 20% on 200bp change. The following illustrates our equity at risk in the economic value of equity model.

December 31, 2008				
Basis Point Change	+200 bp	+100bp	-100bp	-200bp
Increase (decrease) in equity at risk	(8.30%)	(3.50)	1.10%	(0.50%)

December 31, 2007				
Basis Point Change	+200 bp	+100bp	-100bp	-200bp
Increase (decrease) in equity at risk	(15.63%)	(6.77%)	3.23%	4.62%

There was less impact on equity at risk in the economic value of equity simulation between 2008 and 2007.

One of management's objectives in managing our balance sheet for interest rate sensitivity is to reduce volatility in the net interest margin by matching, as closely as possible, the timing of the repricing of its interest rate sensitive assets with interest rate sensitive liabilities.

Impact of Inflation

The consolidated financial statements and related notes presented elsewhere in the report have been prepared in accordance with accounting principles generally accepted in the United States. This requires the measurement of financial position and operating results in terms of historical

dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

No public market exists for the Company's Common Stock, and there can be no assurance that a public trading market for the Company's Common Stock will develop. As of March 13, 2009 there were 2,144 holders of record of the Company's Common Stock and 3,209,255 shares outstanding, excluding vested options. As of March 13, 2008, there were 187,706 vested options outstanding to purchase shares of Common Stock.

While there is no public market for the Company's Common Stock, the most recent trade of the Company's Common Stock known to the Company occurred on March 5, 2009 at a price of $20.00 per share. These sales are isolated transactions and, given the small volume of trading in the Company's Common Stock, may not be indicative of its present value. Below is a table which sets forth Company's high and low prices of which the Company is aware for the relevant quarters during the three fiscal years ended December 31:

2008	High	Low
First quarter	$30.00	$30.00
Second quarter	$30.00	$30.00
Third quarter	$30.00	$24.00
Fourth quarter	$25.00	$17.00
2007	High	Low
First quarter	$30.00	$30.00
Second quarter	$30.00	$30.00
Third quarter	$30.00	$25.00
Fourth quarter	$30.00	$25.00
2006	High	Low
First quarter	$35.00	$20.71
Second quarter	$30.00	$27.00
Third quarter	$32.50	$29.00
Fourth quarter	$30.00	$30.00

For a foreseeable period of time, the principal source of cash revenues to the Company will be dividends paid by the Bank with respect to its capital stock. There are certain restrictions on the payment of these dividends imposed by federal banking laws, regulations and authorities. Further, the dividend policy of the Bank is subject to the discretion of the Board of Directors of the Bank and will depend upon such factors as future earnings, financial conditions, cash needs, capital adequacy and general business conditions. The Company paid $320 in cash dividends and $467 in stock dividends to shareholders in the second quarter of 2008 and $696 in cash dividends to shareholders in the second quarter of 2007. Tennessee law provides that without the approval of the Commissioner of the Tennessee Department of Financial Institutions dividends may be paid by the Bank in an amount equal to net income in the calendar year the dividend is declared plus retained earnings for the prior two years. Tennessee laws regulating banks require certain charges against and transfers from an institution's undivided profits account before undivided profits can be made available for the payment of dividends.

In addition to the limitations on the Company's ability to pay dividends under Tennessee law, the Company's ability to pay dividends on its Common Stock is also limited by the Company's participation in the CPP and by certain statutory or regulatory limitations.

Prior to February 27, 2012, unless the Company has redeemed the Senior Preferred and Warrant Preferred shares sold to the U.S. Treasury in connection with the CPP, or the U.S. Treasury has transferred the Senior Preferred and Warrant Preferred shares to a third party, the consent of the U.S. Treasury will be required for the Company to (1) declare or pay any dividend or make any distribution on the Common Stock (other than regular quarterly cash dividends of not more than $0.10 per share of Common Stock) or (2) redeem, purchase or acquire any shares of Common Stock or other equity or capital securities, including trust preferred securities, other than in connection with benefit plans consistent with past practice, and certain other limited circumstances.

From February 28, 2012 until February 27, 2019, unless the U.S. Treasury has transferred the Senior Preferred and Warrant Preferred shares to third parties or the Senior Preferred and Warrant Preferred shares have been redeemed in total, the Company may increase the dividends paid to holders of the Common Stock by up to 3% in the aggregate per year over the amount paid in the prior year without the U.S. Treasury's consent; provided that no increase in common dividends may be made as a result of any dividend paid in common shares, any stock split or any similar transactions. From February 28, 2019 until the Senior Preferred and Warrant Preferred shares held by the U.S. Treasury have been redeemed in whole or the U.S. Treasury has transferred all of the Senior Preferred and Warrant Preferred shares to third parties, the Company may not declare or pay any dividend or make any distribution on any capital stock or other equity securities of the Company other than regular dividends on shares of preferred stock in accordance with the terms thereof and which are permitted by the terms of the Senior Preferred and Warrant Preferred shares, or dividends or distributions by any wholly-owned subsidiary of the Company. Further, during such period the Company may not redeem, purchase or acquire any shares of Common Stock or other capital stock or other equity securities of any kind of the Company, including any trust preferred securities, other than the Senior Preferred and Warrant Preferred shares.

In the future, the declaration and payment of dividends on the Company's common stock will depend upon the Company's earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, the Company's ability to service any equity or debt obligations senior to the Common Stock, including the Senior Preferred and Warrant Preferred shares, and other factors deemed relevant by the Board of Directors. As of December 31, 2008, the Bank could, without prior approval of the Commissioner of the Tennessee Department of Financial Institutions, declare dividends of approximately $3,577 to the Company under applicable restrictions, without regulatory approval. The Bank does not believe that it is at risk of falling into a capital classification lower than "well capitalized" if it pays the entire $3,577 to the Company during 2009 due to the additional capital provided by participation in the CPP, but additional provision expense in excess of that anticipated by the Bank's management may limit the Bank's ability to pay dividends to the Company equal to the entire amount. As described above, the Company is also limited in the types and amounts of dividends that can be paid by it due to the provisions of the CPP.

Shareholder Return Performance Graph

The following graph compares the percentage change in the unaudited total return on the Company's common stock against the cumulative total return of the NASDAQ Index and The Carson Medlin Company's Independent Bank Index between December 31, 2003 and December 31, 2008. The graph assumes the value of the investment in the Company's common stock and each index was $100 at December 31, 2003 and that all dividends were reinvested.


COMMUNITY FIRST, INC.
Five Year Performance Index
300
250
200
150
100
50
0
INDEX
2003
2004
2005
2006
2007
2008
YEAR
COMMUNITY FIRST, INC.
INDEPENDENT BANK INDEX
NASDAQ INDEX

	2003	2004	2005	2006	2007	2008
COMMUNITY FIRST, INC.	100	128	208	242	243	164
INDEPENDENT BANK INDEX	100	118	127	144	103	81
NASDAQ INDEX	100	109	111	122	132	64

BOARD OF DIRECTORS AND MANAGEMENT

The following chart gives the name, age and biographical information of each of the Company's directors along with that person's principal occupation during the preceding five years. Directors are elected for a term of three years.

Name	Age	Principal Occupation
Eslick E. Daniel, M.D.	67	Mr. Daniel is Chairman of the Board of Directors. He is a retired orthopedic surgeon and founder of Mid-Tennessee Bone and Joint Clinic, P.C.
Fred C. White	67	Mr. White is currently a local businessman. He was formerly the co-owner of Smelter Service Corporation.
H. Allen Pressnell, Jr.	63	Mr. Pressnell is President and owner of Columbia Rock Products and the Chief Executive Officer and owner of Industrial Contractors Inc.
Roger Witherow	60	Mr. Witherow is President of Roger Witherow & Associates, Inc., a firm specializing in executive and employee fringe benefits. Mr. Witherow is a registered representative and sells securities through Thoroughbred Financial Services LLC.
Vasant Hari	60	Mr. Hari is an investor in the hospitality industry.
Dinah C. Vire	57	Ms. Vire is the former manager of a physician's office, a position she held from 1978 to 2007.
Bernard Childress	53	Mr. Childress is a former educator. He is currently the Executive Director of the Tennessee Secondary School Athletic Association and is active in community activities through Leadership Maury County, the YMCA, the Rotary Club and the Maury Regional Hospital Advisory Board.
Randy Maxwell	52	Mr. Maxwell is Assistant Vice President for Investments of Tennessee Farmers Mutual Insurance Company.
Marc R. Lively	45	Mr. Lively is the President and Chief Executive Officer of the Company and the Bank. Prior to joining the Bank in 1999, Mr. Lively managed the Tennessee Corporate Banking Group of TransFinancial Bank in

Name	Age	Principal Occupation
		Nashville.
Stephen Walker	39	Mr. Walker is the Commercial Property Manager for Walker Family Limited Partnership and is active in the Columbia Main Street Corporation.

The following is biographical information regarding those persons who are executive officers of the Company, but who are not members of the Board of Directors:

Dianne Scroggins, 49, is Chief Financial Officer of Community First, Inc. and Vice President and Chief Financial Officer of Community First Bank & Trust. Ms. Scroggins serves on the Asset Liability Committee and the Investment Committee. Ms. Scroggins joined the Bank in its organization phase in 1998. Prior to joining the Bank, Ms. Scroggins served as assistant cashier from 1994-1997, and Vice President in 1998 with Middle Tennessee Bank. She served in many areas of Middle Tennessee Bank, including manager of the credit card department, and investment accountant. She also assisted the Chief Financial Officer in the Finance Department, and served on the Asset Liability Committee.

Mike Saporito, 58, is Senior Vice President and Chief Operations Officer of Community First Bank & Trust and has held that position since September 2004. Mr. Saporito has 35 years of banking experience with several community banks. Prior to joining the Bank, Mr. Saporito served as Senior Vice President and Chief Operations Officer of Ohio Legacy Bank in Wooster, Ohio, from 2003 to 2004. He served as Senior Vice President, Chief Operations Officer and Chief Information Officer of Commercial and Savings Bank in Millersburg, Ohio, from 2001 to 2003 and Senior Vice President and Senior Operations Officer of The Bank/First Citizens Bank in Cleveland, Tennessee from 1996 to 2001.

Carl B. Campbell, 60, is Senior Vice President and Chief Credit Officer of Community First Bank & Trust. Mr. Campbell serves on the Bank's Loan Committee. Prior to joining the Bank in 2000, Mr. Campbell was an Executive Vice President with Mercantile Bank of Kentucky. Mr. Campbell has held various lending and credit management positions over the past 33 years.

Charles F. Isaac, 52, is Senior Vice President and Chief Lending Officer of Community First Bank & Trust. Prior to joining the Bank in February of 2008, Mr. Isaacs started his career with Williamson County Bank, he then moved to Cumberland Bank as a Senior Vice President. Mr. Isaacs continued his career as Senior Vice President for GreenBank, which acquired Cumberland Bank in 2007. Mr. Isaacs has almost 20 years of lending experience in Williamson County.

Louis E. Holloway, 56, Senior Vice President and Chief Retail Officer of Community First Bank & Trust. Prior to joining the Bank in January of 2008, Mr. Holloway served in market development of Bank of America as Senior Vice President/Market President in Macon, Georgia. He also held various positions in lending and consumer business. Mr. Holloway has over thirty years of banking experience.

V. Ellen Gray, 54, is Vice President and Chief Risk Manager of Community First Bank & Trust. Prior to joining the Bank in July of 2008, Ms. Gray served as Corporate Compliance Officer for Carolina Service Corporation in Charleston, South Carolina. She also served as Senior Vice President/Chief Compliance Officer in Okeechobee, Florida, Banking Consultant in Lake Worth, Florida, and Vice President of Corporate Audit & Compliance Manager in Fort Pierce, Florida. Ms. Gray has over thirty years of banking experience.

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